U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Alexis Nihon Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English)

Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Units of Alexis Nihon Real Estate Investment Trust

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Received Notices and Communications on Behalf of Subject Company

December 22, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Document Number	Description
1.	Cash Offer, Offering Circular of Cominar Real Estate Investment Trust ("Cominar"), Offering Circular of Trustees of Alexis Nihon Real Estate Trust ("Alexis Nihon") and Notice of Meeting and Information Circular of Alexis Nihon, all dated December 20, 2006*
2.	Letter of Transmittal for Units of Alexis Nihon*
3.	Letter dated December 20, 2006, from Cominar and Alexis Nihon*
4.	Notice of Variation and Extension of Cominar dated January 26, 2007**
5.	Notice of Change of Alexis Nihon dated January 26, 2007**
6.	Letter of Transmittal for Units of Alexis Nihon**
7.	Alexis Nihon Information Circular dated January 26, 2007
8.	Alexis Nihon letter to Unitholders

(b) Not Applicable

---

* Previously furnished to the Securities and Exchange Commission with Form CB submitted on December 26, 2006.

** Previously furnished to the Securities and Exchange Commission with Amendment No.2 to Form CB submitted on January 29, 2007.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document described in Part I Item 1(a)(1), above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

(1) (a) News release dated December 4, 2006, by Cominar and Alexis Nihon*

(b) Combination Agreement dated December 3, 2006, between Cominar and Alexis Nihon*

(c) Early Warning Report of Cominar dated December 6, 2006*

(d) Report of Cominar under Section 189.1.3 of the Securities Act (Quebec) dated December 22, 2006*

(e) News release dated December 22, 2006, by Cominar and Alexis Nihon*

(f) Amendment to the Combination Agreement between Cominar and Alexis Nihon dated December 20, 2006*

(g) News release dated January 24, 2007, by Cominar and Alexis Nihon***

(h) News release dated January 29, 2007 by Cominar

(i) News release dated January 30, 2007 by Alexis Nihon

(2) (a) the annual information form of Cominar dated March 31, 2006*

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar*

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006*

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005*

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006*

(f) the material change report of Cominar dated December 6, 2006 related to the Cash Offer and the Exchange*

(g) the annual information form of Alexis Nihon dated March 29, 2006*

(h) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon*

(i) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006*

(j) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005*

(k) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006*

(l) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 8, 2006 (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as an Alexis Nihon Trustee and as Chief Executive Officer of Alexis Nihon)*

(m) the material change report of Cominar dated December 29, 2006 (relating to the mailing of the offering documentation).**

(3) Not Applicable

* Previously furnished to the Securities and Exchange Commission with Form CB submitted on December 26, 2006.

** Previously furnished to the Securities and Exchange Commission with Amendment No.1 to Form CB submitted on December 29, 2006.

*** Previously furnished to the Securities and Exchange Commission with Amendment No.2 to Form CB submitted on January 29, 2007.

PART III – CONSENT TO SERVICE OF PROCESS

A Form F-X was filed by Cominar Real Estate Investment Trust with the Securities and Exchange Commission concurrently with the furnishing of Form CB on December 26, 2006.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: ____________________________
Name:
Title:

Date: January 30, 2007

Mtl#: 1481122.1

Alexis Nihon

REAL ESTATE INVESTMENT TRUST

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

AND

INFORMATION CIRCULAR

JANUARY 26, 2007

6

Alexis Nihon

REAL ESTATE INVESTMENT TRUST

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST ("Alexis Nihon")

NOTICE OF SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON FEBRUARY 22, 2007

NOTICE IS HEREBY GIVEN THAT a Special Meeting (the "Meeting") of unitholders of Alexis Nihon ("Alexis Nihon Unitholders") will be held in the Ballroom West at the Le Centre Sheraton Montreal Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec, on February 22, 2007 at 10:00 a.m. (Montreal time) for the following purposes:

1. to consider and, if deemed advisable, to adopt, a special resolution substantially in the form of the special resolution set forth as Schedule "A" (the "Exchange Resolution") approving, among other things, the following:

    (a) the proposed exchange transaction and the other transactions (the "Combination") contemplated in the Combination Agreement between Alexis Nihon and Cominar Real Estate Investment Trust ("Cominar") dated December 3, 2006 (as it may be or may have been modified or amended) (the "Combination Agreement");

    (b) the amendment of Alexis Nihon's contract of trust (the "Contract of Trust") in order to permit the Pre-Exchange Unit Redemption (as defined in the Combination Agreement), which will result in the redemption and/or retraction of the units of Alexis Nihon (the "Alexis Nihon Units") by Alexis Nihon in consideration of a cash payment of $18.50 per Alexis Nihon Unit) and the subsequent redemption and/or retraction of the Alexis Nihon Units (whereby the Alexis Nihon Units are transferred to Alexis Nihon) in exchange for units of Cominar ("Cominar Units") as contemplated by the Exchange (as defined in the Combination Agreement) and as otherwise may be necessary in order to give effect to all of the terms of the Combination;

    (c) the amendment of the Contract of Trust in order to permit capital gains and taxable capital gains realized by Alexis Nihon to be allocated to Alexis Nihon Unitholders who are redeemed for cash pursuant to Pre-Exchange Unit Redemption and to make any and all designations under the *Income Tax Act* (Canada) and any equivalent provisions under a provincial tax statute in respect of same;

    (d) the amendment of the Contract of Trust as may be necessary or expedient to carry out all of the terms of the Combination; and

    (e) the waiver of the investment and operating policies set forth at Article 5 of the Contract of Trust and any and all other provisions of the Contract of Trust as may be required, solely in connection with any and all transactions forming part of the Combination, including, without limitation, the the cash offer of Cominar (as it may be or may have been varied and/or extended) (the "Increased Cash Offer"), the Pre-Exchange Unit Redemption, the Exchange, the acquisition of all or substantially all the assets of Alexis Nihon and the financing of such acquisition, including any required borrowing by Alexis Nihon.

2. to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

THIS IS A VERY IMPORTANT MEETING FOR ALEXIS NIHON AND ITS UNITHOLDERS. YOU ARE URGED TO VOTE. In order for the Exchange Resolution to be effective, it requires the approval of not less than 66 ⅔% of the votes cast by Alexis Nihon Unitholders present in person or represented by proxy at the Meeting.

The Trustees of Alexis Nihon unanimously recommend (Robert A. Nihon abstaining) that all Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution described in the Information Circular, and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (*subject to pro-ration, if applicable*) should ACCEPT the Increased Cash Offer and TENDER their Alexis Nihon Units to the Increased Cash Offer. A tender to the Increased Cash Offer is not a vote for the Exchange Resolution.

Alexis Nihon Unitholders beneficially owning or controlling approximately 16.3% of the outstanding Alexis Nihon Units as at December 3, 2006 have indicated their intention to vote such Alexis Nihon Units in favour of the Exchange Resolution. See "Support for the Combination Agreement" in the Information Circular.

A copy of the Information Circular dated January 26, 2007 accompanies and forms part of this Notice of Meeting.

The Trustees have fixed January 25, 2007 as the record date for determining those Alexis Nihon Unitholders entitled to receive notice of and vote at the Meeting.

Alexis Nihon Unitholders who are unable to be personally present at the Meeting should complete, sign, date and return the enclosed form of proxy to Alexis Nihon's transfer agent, Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or to the head office of Alexis Nihon, 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8. In order to be effective, proxies must be received no later than 5:00 p.m. (Montreal time), February 21, 2007 or, if the Meeting is adjourned or postponed, the last business day preceding the day of any adjournment or postponement thereof. PROXIES RECEIVED FOR THE SPECIAL MEETING THAT WAS TO BE HELD ON JANUARY 29, 2007 ARE NOT VALID FOR THIS MEETING.

DATED at Montreal, Québec, the 26th day of January, 2007.

BY ORDER OF THE BOARD OF TRUSTEES,

(signed) Roger Turpin, Secretary

INFORMATION CIRCULAR DATED JANUARY 26, 2007
FOR THE SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON FEBRUARY 22, 2007

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information concerning Cominar Real Estate Investment Trust ("Cominar") contained in this Information Circular is based solely upon publicly available information, except where otherwise noted. Although Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Alexis Nihon assumes no responsibility for the accuracy or completeness of the information contained in such documents or records.

Holders of units of Alexis Nihon (the "Alexis Nihon Unitholders") should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular constitute forward-looking statements. These statements relate to future events or Cominar's or Alexis Nihon's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

While Alexis Nihon believes that the expectations reflected in the forward-looking statements contained in this Information Circular are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in such documents should not be unduly relied upon. These statements speak only as of the date of this Information Circular. Alexis Nihon does not assume any obligation to update the aforementioned forward-looking statements. Cominar's and Alexis Nihon's actual results could differ materially from those anticipated in the aforementioned forward-looking statements.

DISCLAIMER

The statements made in this Information Circular are the responsibility of the trustees of Alexis Nihon in their capacity as trustees and not in their personal capacity and in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of such trustees.

REPORTING CURRENCY

In this Information Circular, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars.

TABLE OF CONTENTS

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by and on behalf of the management of Alexis Nihon of proxies to be used at a special meeting (the "Meeting") of the Alexis Nihon Unitholders to be held on February 22, 2007, at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Information Circular and at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone, fax or other electronic means. The costs of the solicitation will be borne by Alexis Nihon. National Bank Financial has been engaged as dealer manager in connection with the solicitation of proxies. All information in this Information Circular is given as of January 23, 2007 unless otherwise indicated.

APPOINTMENT OF PROXIES

A form of proxy is enclosed. If it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the Alexis Nihon Unitholder or the attorney of such Alexis Nihon Unitholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with Alexis Nihon's transfer agent, Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or at the head office of Alexis Nihon, 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8, no later than 5:00 p.m. (Montreal time), February 21, 2007 or, if the Meeting is adjourned or postponed, the last business day preceding the day of any adjournment or postponement thereof. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at any time prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof. **Proxies received for the special meeting that was to be held on January 29, 2007 are not valid for this Meeting.** If you require any assistance in completing your proxy, please contact Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555.

The persons designated in the enclosed form of proxy are trustees or senior officers of Alexis Nihon. **Each Alexis Nihon Unitholder has the right to appoint a person (who need not be an Alexis Nihon Unitholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the Alexis Nihon Unitholder's nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the Chair of the Meeting prior to the holding of the Meeting.**

NON-REGISTERED ALEXIS NIHON UNITHOLDERS

Only registered Alexis Nihon Unitholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. Most Alexis Nihon Unitholders are "non-registered" Alexis Nihon Unitholders because the units of Alexis Nihon (the "Alexis Nihon Units") they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Alexis Nihon Units. More particularly, a person is not a registered Alexis Nihon Unitholder in respect of Alexis Nihon Units which are held on behalf of that person (the "Non-Registered Alexis Nihon Unitholder") but which are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Alexis Nihon Unitholder deals with in respect of the Alexis Nihon Units (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Alexis Nihon has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and the other relevant materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Alexis Nihon Unitholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Alexis Nihon Unitholders unless a Non-Registered Alexis Nihon Unitholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Alexis Nihon Unitholders. Generally, Non-Registered Alexis Nihon Unitholders who have not waived the right to receive Meeting Materials will either:

(a) be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of Alexis Nihon Units beneficially owned by the Non-Registered Alexis Nihon Unitholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Alexis Nihon Unitholder when submitting the proxy. In this case, the Non-Registered Alexis Nihon Unitholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Alexis Nihon c/o Computershare Investor Services Inc. as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Alexis Nihon Unitholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Alexis Nihon Unitholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Alexis Nihon Unitholders to direct the voting of the Alexis Nihon Units which they beneficially own. Should a Non-Registered Alexis Nihon Unitholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Alexis Nihon Unitholder should strike out the names of the designated proxyholders and insert the Non-Registered Alexis Nihon Unitholder's name in the blank space provided. **In either case, Non-Registered Alexis Nihon Unitholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCATION OF PROXIES

An Alexis Nihon Unitholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. An Alexis Nihon Unitholder may revoke a proxy by depositing an instrument in writing to that effect with Alexis Nihon at the registered office of Alexis Nihon, 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. **Only registered Alexis Nihon Unitholders have the right to revoke a proxy. Non-Registered Alexis Nihon Unitholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING OF ALEXIS NIHON UNITS

Alexis Nihon Units represented by proxies will be voted specified on any ballot that may be called for and, if the Alexis Nihon Unitholder specifies a choice with respect to any matter to be acted upon at the Meeting, Units represented by properly executed proxies will be voted accordingly. **If no specification is made, a proxyholder will vote the Alexis Nihon Units <u>IN FAVOUR</u> of the special resolution (the "Exchange Resolution") approving, among other things, the Combination and the related amendments to Alexis Nihon's contract of trust.**

The trustees of Alexis Nihon know of no matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if any other matters which are not known to the trustees of Alexis Nihon should properly come before the Meeting, the Alexis Nihon Units represented by proxies will be voted on such matters in accordance with the best judgment of the proxyholder.

VOTING AT MEETING AND QUORUM

As at January 23, 2007, 27,710,975 Alexis Nihon Units were issued and outstanding. Each Alexis Nihon Unit entitles its holder to one vote at meetings of Alexis Nihon Unitholders. Alexis Nihon Unitholders of record at the close of business on January 25, 2007 (the "Record Date") will be entitled to vote at the Meeting or any adjournment or postponement thereof, either in person or by proxy. However, to the extent that a person transfers the ownership of any Alexis Nihon Units after the Record Date and the transferee of those Alexis Nihon Units produces properly endorsed Alexis Nihon Unit certificates or otherwise establishes that it owns the Alexis Nihon Units and demands, no later than 10 days before the Meeting, that its name be included in the list of Alexis Nihon Unitholders to vote at the Meeting, the transferee will be entitled to vote such Alexis Nihon Units at the Meeting or any adjournment or postponement thereof.

Unless otherwise required pursuant to the contract of trust governing the affairs of Alexis Nihon made as of October 18, 2002, as amended and restated as of December 13, 2002 and as of May 15, 2006, as amended, supplemented or restated from time to time (the "Contract of Trust"), every question coming before the Meeting or any adjournment or postponement thereof shall be decided by a majority of the votes duly cast on the question. The quorum at the Meeting or any adjournment or postponement thereof shall consist of at least two individuals present in person, each of whom is an Alexis Nihon Unitholder or a proxyholder representing an Alexis Nihon Unitholder, and who hold or represent by proxy not less than 25% of the total number of outstanding Alexis Nihon Units.

PRINCIPAL HOLDERS OF UNITS

To the knowledge of the trustees and officers of Alexis Nihon, there is no beneficial owner of, nor any person who exercises control or direction over Alexis Nihon Units carrying 10% or more of the votes attached to the outstanding Alexis Nihon Units, other than (i) Summit Real Estate Investment Trust ("Summit") who, directly and indirectly, exercises control over 5,324,963 Alexis Nihon Units, representing approximately 19.2% of Alexis Nihon Units currently outstanding, (ii) Homburg Invest Inc. ("Homburg") who, directly and indirectly, exercises control over 5,274,539 Alexis Nihon Units, representing approximately 19.0% of Alexis Nihon Units currently outstanding, (iii) members of the Nihon Family who, directly and indirectly, exercise control over 4,500,000 Alexis Nihon Units, representing approximately 16.2% of Alexis Nihon Units currently outstanding, (iv) Fidelity Management Trust Company and certain other affiliates and associates ("Fidelity") who, directly and indirectly, exercise control over 3,221,400 Alexis Nihon Units, representing approximately 11.6% of Alexis Nihon Units currently outstanding, and (v) members of the Massicotte Family who, directly and indirectly, exercise control over 3,087,816 Alexis Nihon Units, representing approximately 11.1% of Alexis Nihon Units currently outstanding. Although it is possible, in light of the recent purchases of Alexis Nihon Units by Summit and Homburg, that Fidelity and/or members of the Massicotte Family have sold all or a portion of the Alexis Nihon Units under their control, no trustee or officer of Alexis Nihon has been informed of any such sale.

In this Information Circular, "Nihon Family" means, collectively: (i) Robert A. Nihon; (ii) the descendants of Robert A. Nihon, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Robert A. Nihon; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

In this Information Circular, "Massicotte Family" means, collectively: (i) Senator Paul J. Massicotte; (ii) the descendants of Senator Paul J. Massicotte, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Senator Paul J. Massicotte; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

THE COMBINATION

The Increased Cash Offer

Under the terms of the cash offer as varied and extended (the "Increased Cash Offer"), Cominar has offered, on and subject to the terms and conditions specified in the Increased Cash Offer (including, if the Increased Cash Offer is further extended or amended, the terms and conditions of any extension or amendment), to purchase from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Series A 6.20% convertible unsecured subordinated debentures of Alexis Nihon due June 30, 2014 (the "Alexis Nihon Convertible Debentures"), Alexis Nihon Units for $18.50 cash per Alexis Nihon Unit, to a maximum of $138.75 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement (as defined below)) and subject to pro-ration as discussed below.

The terms and conditions of the Increased Cash Offer are set out in Cominar's Notice of Variation and Extension dated January 26, 2007 (the "Notice of Variation and Extension") and the Notice of Change (the "Notice of Change") relating to the Trustees' Circular dated December 20, 2006 (the "Trustees' Circular") issued by the board of trustees of Alexis Nihon in connection with the Increased Cash Offer.

The Increased Cash Offer is made pursuant to the terms of a combination agreement dated December 3, 2006 between Alexis Nihon and Cominar as amended by amending agreements dated December 20, 2006 and January 24, 2007 (collectively, and, as amended, the "Combination Agreement").

The Increased Cash Offer forms an integral part of the transactions pursuant to which Cominar proposes to acquire units from all Alexis Nihon Unitholders and all or substantially all of the assets of Alexis Nihon. Subject to pro-ration and the Pre-Exchange Unit Redemption (as defined below), Alexis Nihon Unitholders have a choice between (i) accepting and tendering to the Increased Cash Offer, and (ii) receiving units of Cominar ("Cominar Units") under the Exchange (as defined below).

The Exchange

The exchange (the "Exchange") involves the sale by Alexis Nihon of all or substantially all of its assets to Cominar in consideration for the issuance by Cominar to Alexis Nihon of Cominar Units on the basis of an exchange ratio (the "Exchange Ratio") of 0.77 of a Cominar Unit (subject to adjustment) for each issued and outstanding Alexis Nihon Unit and the assumption by Cominar of all of Alexis Nihon's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon Units (except possibly for certain Alexis Nihon Units to be held by Cominar upon completion of the Increased Cash Offer or otherwise) will then be redeemed or retracted by Alexis Nihon whereby such Alexis Nihon Units will be transferred to Alexis Nihon in exchange for Cominar Units in accordance with the Exchange Ratio.

Pro-ration of Cash

The maximum amount of cash available under the Increased Cash Offer to the Alexis Nihon Unitholders will be limited to $138.75 million, and in the event more than such amount is elected under the Increased Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Increased Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Increased Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Increased Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Unit not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange.

Pre-Exchange Unit Redemption

The pre-exchange unit redemption (the "Pre-Exchange Unit Redemption") will only apply if less than $138.75 million is elected under the Increased Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Increased Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Increased Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Increased Cash Offer. The consideration for such redemption shall be an amount of $18.50 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition.

The Increased Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, and where the context so requires, the other transactions between Cominar and Alexis Nihon contemplated by the Combination Agreement, are together referred to as the "Combination". For further details regarding the Combination, see "Combination Agreement".

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Increased Cash Offer or the Exchange, together with a letter of transmittal, as required under the Increased Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Increased Cash Offer but prior to the commencement of the Exchange.

The Exchange Resolution

The Exchange Resolution relates to the approval of (i) the transactions contemplated by the Combination Agreement, and (ii) certain amendments to the Contract of Trust in order to, among other things, permit the Pre-Exchange Unit Redemption and the subsequent redemption of Alexis Nihon Units as contemplated by the Exchange.

For the reasons described below under the heading "Reasons for the Recommendation", the trustees of Alexis Nihon Trustees unanimously recommend (Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Increased Cash Offer and TENDER their Alexis Nihon Units to the Increased Cash Offer. A tender to the Increased Cash Offer is not a vote in favour of the Exchange Resolution.

It is the intention of the representatives designated on the enclosed form of proxy to vote the Alexis Nihon Units in respect of which they are appointed proxy and for which they have discretionary authority in favour of the Exchange Resolution. To be approved, the Exchange Resolution must be passed by not less than 66 ⅔% of the votes cast by Alexis Nihon Unitholders present in person or represented by proxy at the Meeting.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE INCREASED CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY PROVIDED WITH THE INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING.

While the expiry time of the Increased Cash Offer is subsequent to the time of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with the duly completed form of proxy and letter of transmittal.

Alexis Nihon Unitholders who wish to exercise the option to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes, should tender their Alexis Nihon Units to the Increased Cash Offer by completing Part A of the letter of transmittal accompanying the Notice of Variation and Extension, or by following one of the alternative procedures for tendering Alexis Nihon Units described in the take-over bid circular of Cominar dated December 20, 2006 (the "Cominar Circular"). Alexis Nihon Unitholders who prefer to have the exchange of their Alexis Nihon Units to occur on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable transaction), so as to defer the realization of any gain (or loss) for Canadian income tax purposes until disposition of the Cominar Units pursuant to the Exchange should complete Part B of the letter of transmittal.

Alexis Nihon Unitholders that have already made an election and submitted a letter of transmittal in connection with the Cash Offer and the Exchange may, if they so choose, modify their election by completing and returning the letter of transmittal by no later than February 22, 2007. If an Alexis Nihon Unitholder has made a previous election and submitted a letter of transmittal, Cominar and Alexis Nihon will accept and honor such election. PROXIES RECEIVED FOR THE SPECIAL MEETING THAT WAS TO BE HELD ON JANUARY 29, 2007 ARE NOT VALID FOR THE MEETING.

BACKGROUND TO THE COMBINATION

In the summer of 2005, the late Jules Dallaire and Michel Dallaire contacted Senator Paul J. Massicotte, the then President and Chief Executive Officer of Alexis Nihon, regarding a possible combination of Cominar with Alexis Nihon. In the fall of 2005, Michel Dallaire and Senator Paul J. Massicotte held preliminary discussions regarding the possibility of combining Cominar with Alexis Nihon.

In January 2006, Michel Dallaire and Senator Paul J. Massicotte agreed that it would be appropriate to give serious consideration to the combination of Cominar with Alexis Nihon. On February 3, 2006, Cominar and Alexis Nihon entered into a confidentiality and standstill agreement. Over the month of February 2006, following consultation with their respective boards of trustees, Management of Cominar with the assistance of Davies Ward Phillips & Vineberg LLP (its legal counsel) and National Bank Financial Inc. (its financial advisors), and Management of Alexis Nihon with the assistance of Fasken Martineau DuMoulin LLP (its legal counsel) and CIBC World Markets Inc. (its financial advisors) conducted due diligence and held extensive negotiations regarding a possible combination of Cominar with Alexis Nihon. Discussions were terminated in late February 2006 when Alexis Nihon advised Cominar that it did not intend to pursue a combination at such time.

On October 10, 2006, the board of trustees of Alexis Nihon announced that it had created a special committee to plan and oversee the search for a new chief executive officer to replace Senator Paul J. Massicotte, who had indicated his intention to retire as President and Chief Executive Officer of Alexis Nihon, citing his desire to focus on other interests, in particular his duties as a member of the Senate of Canada and his ownership of Attractions Hippiques Québec Inc., which is expected to shortly own and manage four equestrian race tracks in the Province of Québec.

In mid-October, 2006, Michel Dallaire informally contacted Robert A. Nihon, the Chairman of the board of trustees of Alexis Nihon to inquire as to whether or not Alexis Nihon had an interest in engaging in discussions regarding the possible acquisition of Alexis Nihon by Cominar.

On October 23, 2006, the board of trustees of Alexis Nihon authorized Gérard A. Limoges to meet with Michel Dallaire to discuss the compatibility of culture, governance and similar matters, prior to engaging in discussions regarding any possible acquisition of Alexis Nihon by Cominar. Michel Dallaire and Gérard A. Limoges spoke and met on several occasions in October and early November, 2006.

On November 1, 2006, Michel Dallaire advised the board of trustees of Cominar of the informal discussions he had with Robert A. Nihon and subsequently with Gérard A. Limoges.

On November 14, 2006, the board of trustees of Alexis Nihon received the report of Gérard A. Limoges further to his discussions with Michel Dallaire and mandated Robert A. Nihon and Gérard A. Limoges to meet with Michel Dallaire to discuss the financial terms of a possible consideration.

On November 17, 2006, the board of trustees of Cominar authorized management of Cominar to enter into formal discussions regarding the acquisition of Alexis Nihon by Cominar.

On November 17, 2006, Michel Dallaire met with Robert A. Nihon and Gérard A. Limoges at the offices of Davies Ward Phillips & Vineberg LLP, at which time Cominar presented Alexis Nihon with a non-binding expression of interest to acquire all of the outstanding Alexis Nihon Units at $17.00 per Alexis Nihon Unit (not to exceed $127.5 million) and/or 0.77 of a Cominar Unit per Alexis Nihon Unit. On November 17, 2006, Alexis Nihon and Cominar entered into a binding exclusivity agreement expiring December 1, 2006 (which was subsequently extended to December 4, 2006).

On November 20, 2006, the board of trustees of Alexis Nihon created a transaction committee, chaired by Gérard A. Limoges and comprised of Mr. Limoges, Richard Guay, Thomas J. Leathong and Philip M. O'Brien, being all of the independent trustees of Alexis Nihon, and authorized the transaction committee to conduct formal discussions with Cominar regarding the proposed transaction referred to in the preceding paragraph.

From November 22, 2006 through December 3, 2006, Management of Cominar, with the assistance of Davies Ward Phillips & Vineberg LLP and National Bank Financial Inc. and Gérard A. Limoges, as chairman of the transaction committee of Alexis Nihon, with the assistance of Fasken Martineau DuMoulin LLP and CIBC World Markets Inc. conducted bring down due diligence and held extensive negotiations regarding the proposed transaction. Concurrently therewith, Management of Cominar and Davies Ward Phillips & Vineberg LLP, also conducted negotiations with Robert A. Nihon, and his legal counsel, Gowling, Lafleur Henderson LLP, regarding a lock-up agreement.

Each of the board of trustees of Cominar and the transaction committee of Alexis Nihon met on several occasions with their respective legal and financial advisors from November 17, 2006 through December 3, 2006, in the case of the board of trustees of Cominar, and from November 20, 2006 through December 3, 2006, in the case of the transaction committee of Alexis Nihon, to review the merits of the proposed transaction and to provide commentary on the draft agreements. The board of trustees of Alexis Nihon met on November 27, 2006 to receive a progress report from its transaction committee.

On December 3, 2006, the board of trustees of Cominar, after receiving detailed presentations from its legal and financial advisors, approved the entering into of the combination agreement and a lock-up agreement with Robert A. Nihon and certain of its associates, and a commitment letter with a Canadian Chartered Bank.

On December 3, 2006, CIBC World Markets Inc. ("CIBC") delivered a fairness opinion dated as of that date to the transaction committee of Alexis Nihon and, after receiving detailed presentations from its legal and financial advisors, the transaction committee approved the making of a favorable recommendation to the board of trustees of Alexis Nihon regarding the entering into by Alexis Nihon of the combination agreement. On the same date, the board of trustees of Alexis Nihon, after receiving the report of its transaction committee and presentations from its legal and financial advisors, approved the entering into of the combination agreement and determined unanimously (Robert A. Nihon and Senator Paul J. Massicotte abstaining) that, as at December 3, 2006, the combination agreement and the cash offer as contemplated on that date (the "Cash Offer") and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution (as contemplated on that date).

On December 3, 2006, Cominar and Alexis Nihon entered into the combination agreement, and Cominar and Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Ltd. entered into the a lock-up agreement (the "Lock-up Agreement"). The Combination (as contemplated on that date) was publicly announced prior to the opening of markets on December 4, 2006.

On December 6, 2006, the board of trustees of Alexis Nihon announced that it had appointed Robert A. Nihon as Executive Chairman, and that Senator Paul J. Massicotte had resigned as trustee and President and Chief Executive Officer of Alexis Nihon.

On December 14, 2006, the board of trustees of Alexis Nihon announced that Ian G. Wetherly had resigned as trustee as of December 13, 2006 for personal reasons. Mr. Wetherly stated that, despite his resignation, he continues to support the Combination and his decision to step down as a trustee in no way reflects on that support.

On December 19, 2006, the board of trustees of Cominar met with its legal and financial advisors to review the proposed amendments to the combination agreement, the Cash Offer and the Cominar Circular. The Board of trustees of Cominar adjourned its meeting until finalization of the amendment to the combination agreement, the Cash Offer and the Cominar Circular.

On December 19, 2006, the transaction committee of Alexis Nihon met with its legal and financial advisors to review the proposed amendments to the combination agreement, the Trustees' Circular and the Information Circular for the special meeting of Alexis Nihon Unitholders that was to be held on January 29, 2007 (the "January 29 Circular"). The transaction committee approved the making of a favourable recommendation to the board of trustees od Alexis Nihon regarding the entering into by Alexis Nihon of the amendment to the combination agreement and the approval of the Trustees' Circular and the January 29 Circular. On the same date, the board of trustees of Alexis Nihon received the verbal report of its transaction committee and adjourned its meeting until finalization of the amendment to the combination agreement, the Trustees' Circular and the January 29 Circular.

On December 20, 2006, after reviewing the proposed terms of the amendment to the combination agreement, CIBC delivered a fairness opinion dated as of that date to the transaction committee of Alexis Nihon reflecting the proposed changes to the Combination (as contemplated on that date).

On December 20, 2006, the board of trustees of Cominar reconvened its meeting and approved and authorized the execution of the amendment to the combination agreement, and the execution and mailing of the Cash Offer and the Cominar Circular.

On December 20, 2006, the board of trustees of Alexis Nihon reconvened its meeting and approved and authorized the execution of the amendment to the combination agreement, and the execution and mailing of the Trustees' Circular and the January 29 Circular. The Alexis Nihon Board determined unanimously (with Robert A. Nihon abstaining) that, as at December 20, 2006, the combination agreement, as then amended, and the Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution (as contemplated on that date) and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Cash Offer and tender their Alexis Nihon Units to the Cash Offer.

On December 21, 2006, the Cash Offer, the Cominar Circular, the Trustees' Circular and the January 29 Circular were mailed to Alexis Nihon Unitholders.

On December 29, 2006, Alexis Nihon received from a third-party a non-binding proposal to make a takeover bid for all the Alexis Nihon Units, on a fully diluted basis.

The transaction committee and the board of trustees of Alexis Nihon met on several occasions over the period from January 2, 2007 to January 7, 2007 in order to review the third party's proposal and more specifically the status of its financing. Over that period, Alexis Nihon's financial advisors requested and obtained from the third party's financial advisors additional evidence that the required financing was likely to be obtained.

On January 7, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that the non-binding proposal was an "Acquisition Proposal" and a "Superior Proposal" within the meaning of Section 4.6.1 of the Combination Agreement and, accordingly, authorized Alexis Nihon to enter into a confidentiality and standstill agreement with the third-party, to provide such third-party with non-public information on Alexis Nihon, and to negotiate the terms of a possible support agreement between the parties.

On January 9, 2007, Alexis Nihon and the third-party entered into a confidentiality and standstill agreement and Alexis Nihon provided such third-party with access to non-public information on Alexis Nihon.

On January 11, 2007, the third-party advised Alexis Nihon that, after reviewing with its advisors the financial data that was provided by Alexis Nihon, it was unable to confirm its preliminary assumptions that supported its proposal and therefore decided to withdraw such proposal.

On the same date, Summit, an entity controlled by ING Real Estate Canada Trust, announced that it had entered into a binding agreement to acquire 2,791,488 Alexis Nihon Units through a private agreement and that it therefore beneficially owned a total of 5,324,963 Alexis Nihon Units, then representing approximately 19.9% of the issued and outstanding Alexis Nihon Units.

On January 12, 2007, Alexis Nihon received a letter from ING Real Estate Canada requesting, on behalf of Summit, access to non-public information on Alexis Nihon in order to enable Summit to determine whether or not it wished to make a cash offer for a price in excess of that offered by Cominar, or at what price it may be willing to support the Combination, as it may be amended, or whether it may wish to engage in other possible transactions.

On the same date, Alexis Nihon received from Homburg a non-binding proposal to make a takeover bid for all the Alexis Nihon Units.

On January 14, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that the letter from ING Real Estate Canada was not an "Acquisition Proposal" within the meaning of Section 4.6.1 of the Combination Agreement, therefore concluded that it could not provide it with non-public information without violating the terms of the Combination Agreement, and sent ING Real Estate Canada a response letter explaining its decision and setting out the steps to be taken in order to access such information in compliance with the Combination Agreement.

On the same date, Alexis Nihon enacted a unitholder rights plan designed to prevent a creeping takeover of Alexis Nihon, which is the acquisition of control through a progressive increase in ownership without an offer to all Alexis Nihon Unitholders.

The transaction committee and the board of trustees of Alexis Nihon met on several occasions over the period from January 12, 2007 to January 17, 2007 in order to study the status of Homburg's proposal and more specifically the status of its financing, since the proposed transaction was highly leveraged and the ability to finance such a transaction was uncertain. Over that period, Alexis Nihon's financial advisors requested and obtained from Homburg's financial advisors additional evidence that the required financing was likely to be obtained. Having declared his business relationship with Homburg, Philip M. O'Brien abstained from participating in deliberations and in decisions by the transaction committee and the board of trustees of Alexis Nihon in respect of Homburg.

On January 17, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that Homburg's non-binding proposal was an "Acquisition Proposal" and a "Superior Proposal" within the meaning of Section 4.6.1 of the Combination Agreement and, accordingly, authorized Alexis Nihon to enter into a confidentiality and standstill agreement with Homburg, to provide Homburg with non-public information on Alexis Nihon, and to negotiate the terms of a possible support agreement between the parties. However, Alexis Nihon and Homburg were not able to negotiate the terms of a confidentiality and standstill agreement satisfactory to both parties, Homburg's proposal expired and was not extended, and, therefore, Homburg was not provided with any non-public information on Alexis Nihon.

On January 18, 2007, Alexis Nihon received a second letter from ING Real Estate Canada reiterating the request, on behalf of Summit, access to non-public information on Alexis Nihon for the reasons listed in its letter of January 12, 2007.

On January 19, 2007, Homburg announced that it had acquired 1,917,895 Alexis Nihon Units and beneficially owned a total of 2,312,295 Alexis Nihon Units, then representing approximately 8.6% of the Alexis Nihon Units, pursuant to a private agreement.

On the same date, Cominar agreed to allow Alexis Nihon to engage in discussions with ING Real Estate Canada to better explain its decision not to provide it with non-public information and set out the steps required to gain access to such information in compliance with the Combination Agreement, and, accordingly, representatives from ING Real Estate Canada and the financial advisors of Cominar and Alexis Nihon had a telephone conversation and agreed to meet on Monday, January 22, 2007. The meeting concluded without reaching an agreement that ING Real Estate Canada would make a formal "Acquisition Proposal" in compliance with the terms of the Combination Agreement.

On January 22, 2007, representatives of Cominar, its financial advisors and the financial advisors of Alexis Nihon attended the scheduled meeting and entertained discussions with representatives of ING Real Estate Canada and Summit in order to better understand their intent with respect to Alexis Nihon and find possible ways to accommodate their requests.

In the evening of January 23, 2007, the board of trustees of Cominar met with its legal and financial advisors to review proposed amendments to the Combination Agreement and the Cash Offer, and authorized Cominar to make a proposal to Alexis Nihon that included the Increased Cash Offer and the possibility for Alexis Nihon to grant the access to material non public information and to participate in discussions with Summit, ING Real Estate Canada and Homburg in certain circumstances. The board of trustees of Cominar also approved and authorized the execution of the second amendment to the combination agreement providing for, among other things, the Increased Cash Offer, and of a waiver of the application of certain sections of the Combination Agreement allowing Alexis Nihon to grant the access to material non public information and to participate to discussions with respect to a potential "Acquisition Proposal" with Summit, ING Real Estate Canada and Homburg in certain circumstances. Finally, the board of trustees of Cominar approved and authorized the execution and mailing of the Notice of Variation and Extension.

On January 24, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, received a verbal report and a favourable recommendation from its transaction committee that met earlier that date, received from CIBC a fairness opinion dated as of that date (the "Fairness Opinion") and approved and authorized the execution of the second amendment to the combination agreement and of the waiver referred to above. The board of trustees of Alexis Nihon determined unanimously (with Robert A. Nihon abstaining) that, as at January 24, 2007, the Combination Agreement and the Increased Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange

Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Increased Cash Offer and tender their Alexis Nihon Units to the Increased Cash Offer.

Later that date, Homburg announced that it had acquired an additional 2,962,244 Alexis Nihon Units and beneficially owned a total of 5,274,539 Alexis Nihon Units, then representing approximately 19.5% of the Alexis Nihon Units according to Homburg, pursuant to a private agreement.

On January 25, 2007, representatives from Alexis Nihon's financial advisors initiated discussions with Summit's and Homburg's financial advisors to offer them access to material non-public information upon certain conditions.

On January 26, 2007, the board of trustees of Alexis Nihon approved and authorized the execution and mailing of this Notice of Change and of the Information Circular.

RECOMMENDATION OF THE TRUSTEES

The trustees of Alexis have unanimously determined (Robert A. Nihon abstaining) that the Combination Agreement, and the Increased Cash Offer and the Exchange, are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and unanimously recommend (Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Increased Cash Offer and TENDER their Alexis Nihon Units to the Increased Cash Offer.

REASONS FOR THE RECOMMENDATION

The benefits described below are not intended to be exhaustive and are based on market and business conditions existing as of the date hereof and reflect Alexis Nihon's trustees' best estimate of the effects of the Combination. **There can be no assurance that the benefits will ultimately be achieved.** In reaching its conclusion, the board of trustees of Alexis Nihon did not find it practical, and did not assign any relative or specific weight to the different factors which were considered, and individual trustees may have given different weight to different factors. The trustees of Alexis Nihon relied on their personal knowledge of Alexis Nihon and the industry in which it is involved and information provided by CIBC in making their recommendation concerning the Combination.

In concluding that the Combination, and the Increased Cash Offer and the Exchange, are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, in addition to the factors that the board of trustees of Alexis Nihon had previously considered, including:

Greater Opportunity for Additional Value

It is expected that the combined entity that would result from the Combination would have total assets of approximately $1.8 billion (based on financial information as at September 30, 2006), a market capitalization of approximately $1.3 billion (based on the trading price of the Cominar Units on January 24, 2007, and assuming $18.50 is paid out under the Increased Cash Offer), and a debt to gross book value ratio that is approximately 52% (assuming full conversion of the Alexis Nihon Convertible Debentures). Accordingly, it is expected that the Combination represents a meaningful opportunity for Alexis Nihon Unitholders to realize additional value in the following ways: (i) Alexis Nihon Unitholders would own units of a combined entity which would benefit from a potentially lower cost of capital following the completion of the Combination and have better access to capital, with an enhanced ability to make accretive property acquisitions; and (ii) given its size, the combined entity is also expected to have a stronger presence in Canada's financial markets.

Leading Market Position, Diversification and Complementary Portfolio

The Combination is expected to provide the combined entity with a leading market position and broadened geographic diversification through a substantial portfolio of 204 properties and approximately 19.3 million square feet of leasable space in the Province of Québec and the National Capital region. The Combination will create one of the largest owners and managers of commercial real estate in the Province of Québec and will combine the highly complementary real estate portfolios of both Cominar and Alexis Nihon to provide an even more diversified base of office, industrial and retail properties.

Preservation of Fundamental Characteristics

The combined entity resulting from the Combination is expected to preserve for Alexis Nihon Unitholders the characteristics that have historically been fundamental to Alexis Nihon, including providing Alexis Nihon Unitholders with stable and growing cash distributions, payable monthly, and to a reasonable extent, tax-deferred, from investments primarily in a portfolio of income producing commercial properties and enhancing unitholder value through accretive real property acquisitions.

Well Positioned for Growth

It is expected that the combined entity resulting from the Combination will have an initial pro forma debt to gross book value ratio of approximately 52% (assuming full conversion of the Alexis Nihon Convertible Debentures) and will maintain Cominar's conservative distribution policy. In addition to the balance sheet strength, a strong combined pipeline of acquisitions and strong development capabilities will position the combined entity for future growth. The combined entity is expected to have over $70 million of developments in the pipeline.

Benefits of a Tax-Deferred Exchange

The Exchange provides Alexis Nihon Unitholders who are resident in Canada within the meaning of the Tax Act with the opportunity to exchange their Alexis Nihon Units for Cominar Units on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable transaction) so as to defer the realization of any gain (or loss) for Canadian income tax purposes.

Enhanced Liquidity

It is expected that Alexis Nihon Unitholders will also enjoy substantially greater liquidity once the Combination is complete. Based on the closing price of $24.15 for a Cominar Unit on January 24, 2007, the combined entity will have a market capitalization of approximately $1.3 billion.

Attractive Investment Fundamentals

Alexis Nihon believes that the Combination should benefit Alexis Nihon Unitholders by combining Alexis Nihon's existing properties with a portfolio of properties that are complementary both as to property type and geographic distribution and are also of high quality. Occupancy at Cominar's properties as at September 30, 2006 was 94.6% (based on percentage leased), compared to Alexis Nihon's occupancy of 92.4% (based on percentage occupied) as at September 30, 2006.

Continued Representation on Combined Entity's Board of Trustees

Pursuant to the Combination Agreement, Cominar will, at the next annual general meeting of unitholders of Cominar following the closing of the Combination, propose that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of units of the combined entity, there can be no assurances that such holders will vote in favour thereof.

the trustees of Alexis Nihon considered a number of additional factors, including:

Increased Cash Offer Represents Significant Premium

The cash price under the Increased Cash Offer of $18.50 for each Alexis Nihon Unit represented a premium of approximately 30.6%, based on the 20-day volume weighted average price of Alexis Nihon Units on the Toronto Stock Exchange (the "TSX") to December 1, 2006. The Exchange Ratio of 0.77 Cominar Unit for each Alexis Nihon Unit valued the Alexis Nihon Units at $18.59 based on the closing price of $24.14 for a Cominar Unit on the TSX on January 24, 2007. This value and these premiums do not reflect any of the synergies and other benefits that are expected to flow from the combination of Alexis Nihon and Cominar.

Consideration Under Combination Is Fair from a Financial Point of View

CIBC has provided the Fairness Opinion to Alexis Nihon's transaction committee and to the board of trustees of Alexis Nihon concluding that, subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Combination was fair, from a financial point of view, to Alexis Nihon Unitholders. A copy of the Fairness Opinion is attached as Schedule "A".

Terms of the Combination Agreement and Waiver from Cominar

Under and subject to the Combination Agreement, the board of trustees of Alexis Nihon remains able to respond, in accordance with the terms of the Combination Agreement, to an unsolicited *bona fide* written "Acquisition Proposal" (as such term is defined in the Combination Agreement) that is more favourable to the Alexis Nihon Unitholders from a financial point of view, provided such proposal constitutes a "Superior Proposal" (as such term is defined in the Combination Agreement). In addition, Cominar waived the application of certain provisions of the Combination Agreement allowing Alexis Nihon to grant access to material non public information and, if applicable, to participate in discussions with respect to an "Acquisition Proposal", if any so made, with Summit, ING Real Estate Canada and Homburg in certain circumstances.

There can be no assurances that any of the foregoing will be achieved. Alexis Nihon Unitholders should nevertheless consider the Combination carefully and come to their own decision as to acceptance or rejection of the Increased Cash Offer, and whether or not to support the Combination and vote in favour of the Exchange Resolution.

COMBINATION AGREEMENT

The following is a summary of the material terms of the Combination Agreement and is subject to, and qualified in its entirety by, the full text of the Combination Agreement, a copy of which is available on the SEDAR website at www.sedar.com. Alexis Nihon Unitholders who wish to obtain a copy of the Combination Agreement in paper form at no cost may contact the Secretary of Alexis Nihon at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8 (telephone: (514) 931-2591).

The Combination

Cominar and Alexis Nihon have entered into the Combination Agreement pursuant to which Cominar agreed, subject to the terms and conditions thereof, to make the Increased Cash Offer and participate in the Exchange.

Approval of the Increased Cash Offer by Alexis Nihon Trustees

Pursuant to the Combination Agreement, Alexis Nihon confirmed that the trustees of Alexis Nihon determined unanimously (with Robert A. Nihon abstaining) that, as of the date of the Combination Agreement (as amended on December 20, 2006 and January 24, 2007), the Combination Agreement and the Increased Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Increased Cash Offer and tender their Alexis Nihon Units to the Increased Cash Offer.

Alexis Nihon Non-Solicitation

In the Combination Agreement, Alexis Nihon has agreed, among other things, that it will not, directly or indirectly, through any trustee, officer, director, agent or representative (including for greater certainty any investment banker, lawyer or accountant) of Alexis Nihon or any of its subsidiaries or affiliates (a "Alexis Nihon Representative"): (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) approve or recommend any Acquisition Proposal; or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal.

Notwithstanding the preceding paragraph, nothing shall prevent the board of trustees of Alexis Nihon from complying with Alexis Nihon's disclosure obligations under applicable laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information, regarding a *bona fide* written Acquisition Proposal that was not solicited after the date of the Combination Agreement and which the board of trustees of Alexis Nihon has determined in good faith, after consultation with financial advisors and with outside counsel, is a Superior Proposal. Alexis Nihon is required to, and is required to cause the Alexis Nihon Representatives and its subsidiaries to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and promptly request the return or destruction of all confidential information provided in connection therewith and provide Cominar with all information provided to a person in connection with any such Acquisition Proposal.

Alexis Nihon has agreed not to waive any of the terms or conditions of any confidentiality and standstill or similar agreements, arrangements or undertakings to which Alexis Nihon may be a party or by which it may be bound.

Alexis Nihon has agreed not to, directly or indirectly, through any trustee, officer, director, agent or other Alexis Nihon Representative or any of its subsidiaries or affiliates, offer or commit to pay or pay any fee to any Person or assume or agree to reimburse the expenses of any Person as an inducement to the making of or otherwise in connection with any Acquisition Proposal.

Alexis Nihon has also agreed to immediately notify Cominar of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Alexis Nihon in connection with an Acquisition Proposal, or for access to the properties, books or records of Alexis Nihon or any subsidiary, by any person or entity that is considering making, or has made, an Acquisition Proposal.

If the board of trustees of Alexis Nihon receives a request for material non-public information from a party who proposes to Alexis Nihon a *bona fide* Acquisition Proposal that the board of trustees of Alexis Nihon determines is a Superior Proposal, then Alexis Nihon may provide such party with access to information regarding Alexis Nihon provided such person shall have executed a confidentiality agreement. Alexis Nihon has agreed to send a copy of any such confidentiality agreement to Cominar immediately upon its execution (as well as a list or copies of all information provided to such party).

Alexis Nihon has agreed that it may not accept, approve or recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal at any time (i) until the Meeting and (ii) after the expiry of a period of seven business days following the Meeting, if the Closing has not been completed in all material respects; if and only if: (a) it has provided Cominar with a copy of the Superior Proposal document and written evidence of the determination of the trustees of Alexis Nihon that the proposal constitutes a Superior Proposal as well as evidence of availability of financing of such Superior Proposal promptly upon the trustees of Alexis Nihon making such determination; and (b) five calendar days shall have elapsed from the later of the date Cominar received written notice advising Cominar that Alexis Nihon's trustees have resolved, subject to Cominar's right to match described below, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Cominar received a copy or notice, as the case may be of such Superior Proposal.

During the five calendar day period referred to in the preceding paragraph, Alexis Nihon has agreed that Cominar shall have the right, but not the obligation, to amend the terms of the Combination Agreement. The trustees of Alexis Nihon will review any offer by Cominar to amend the terms of the Combination Agreement in good faith in order to determine, in their discretion in the exercise of their fiduciary duties, whether Cominar's amended offer upon acceptance by Alexis Nihon would, if consummated in accordance with its terms, result in a transaction equal or more favourable to Alexis Nihon Unitholders from a financial point of view than the transaction contemplated by the Superior Proposal. If the trustees of Alexis Nihon so determine, Alexis Nihon will enter into an amended agreement with Cominar reflecting Cominar's amended offer. If the trustees of Alexis Nihon continue to believe, in good faith, after consultation with Alexis Nihon's financial advisors and after receiving the advice of outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Cominar's amended offer, Alexis Nihon and its trustees may, for greater certainty subject to the termination provisions of the Combination Agreement and the payment of the Termination Fee to Cominar, approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal.

Cominar Non-Solicitation

In the Combination Agreement, Cominar has further agreed that it will not, directly or indirectly, through any trustee, officer, director, agent or representative of Cominar or any of its subsidiaries or affiliates, solicit any Cominar Acquisition Proposal. However, Cominar may solicit a Cominar Acquisition Proposal in the event of the receipt of any unsolicited Cominar Acquisition Proposal if, after receiving advice from its financial advisors and legal counsel, it is necessary for the trustees of Cominar to so do in order to discharge their fiduciary duties in the circumstances, and in such case, Cominar may participate in any discussions or negotiations regarding a Cominar Acquisition Proposal, approve or recommend any Cominar Acquisition Proposal, accept or enter into any agreement, letter of intent, arrangement or understanding related to any Cominar Acquisition Proposal or carry on any actions or issuances of securities in furtherance of such Cominar Acquisition Proposal.

Standstill Provisions

For a period of 15 months following any termination of the Combination Agreement, neither Cominar nor Alexis Nihon or any of their respective affiliates, either directly or indirectly or jointly or in concert with any other person, shall, without the prior written consent of the other party, which consent may be withheld in the absolute sole discretion of such party:

(a) in any manner directly or indirectly acquire, offer or make any proposal to acquire or agree to acquire any securities, including bank or other senior debt securities, or material assets of the other party;

(b) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities or of any bank or senior debt or any other securities of the other party or form, join or in any way participate in a proxy group;

(c) act alone or with others to seek to control or influence the management, the trustees or the policies or to influence any bank or senior lender or any other holder of securities of the other party;

(d) propose or offer to enter into any extraordinary transaction involving the other party, any of its affiliates or its securities or assets engage in any discussions, or enter into any agreement, commitment or understanding with any person with respect to any extraordinary transaction involving the other party, any of its affiliates or its or their securities or assets including a take-over bid, reverse take-over, exchange offer, amalgamation, merger, arrangement or other business combination or similar transaction;

(e) engage or offer to enter into in any discussions, or enter into any agreement, commitment or understanding with any person with respect to any extraordinary transaction involving the other party, any of its affiliates or its or their securities or assets including a take-over bid, exchange offer, amalgamation, merger, arrangement or other business combination or similar transaction;

(f) make any public announcement or private disclosure (except to its representatives as expressly provided in the confidentiality and standstill agreement) with respect to any of the foregoing or any intention, plan or arrangement with respect to the same; or

(g) assist or advise any person in doing any of the foregoing (including by providing or arranging financing).

Each party to the confidentiality and standstill agreement shall promptly give notice to the other party of any proposal made to it with respect to any matter or transaction of the nature described above.

The foregoing standstill provisions shall not apply, or shall cease to apply, as the case may be, to Cominar:

(a) if and only to the extent that Alexis Nihon enters into standstill provisions with any other person that are more favourable in any respect to that person than those set forth above (and Alexis Nihon shall be obliged to promptly notify Cominar to such effect, following which Cominar may elect to be bound by any more favourable provisions in lieu of the less favourable provisions set forth therein);

(b) as contemplated by the Lock-up Agreement in connection with and in furtherance of the Combination and otherwise to permit Cominar to enforce its rights thereunder;

(c) if Alexis Nihon breaches the material terms of the Combination Agreement in connection with the Combination, in any material respect; or

(d) if, after the termination of the Combination Agreement, any person makes an Acquisition Proposal, excluding under (vi) of the definition of Acquisition Proposal.

Amendments

Each of Cominar and Alexis Nihon have agreed that, if either Cominar or Alexis Nihon proposes any amendments or alternatives to the transactions contemplated by the Combination Agreement, then the other party will act reasonably in considering such amendment, provided such amendments would not result in extending the Closing Date beyond May 31, 2007, subject to extension as provided in the Combination Agreement (the "Outside Date").

Conditions to Closing

Each of Alexis Nihon and Cominar's obligations to complete the transactions contemplated in the Combination Agreement are subject to the satisfaction or waiver of a number of conditions, generally similar to the conditions of the Increased Cash Offer. These conditions include:

(a) the Exchange Resolution shall have been approved by Alexis Nihon Unitholders by at least 66 ⅔% of the votes attached to the Alexis Nihon Units represented in person or by proxy at the Meeting;

(b) there shall not be in force any final and non-appealable judgement, injunction, order or decree, there shall not have been passed any law prohibiting, preventing, restraining or enjoining the consummation of the transactions contemplated by the Combination Agreement and there shall be no proceeding in progress that relates to or results from the transactions contemplated by the Combination Agreement that would, if successful, result in an order or ruling of a governmental entity that would preclude completion of the transactions contemplated by the Combination Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(c) there shall not be pending or threatened any suit, action or proceeding, in each case unless the same is acceptable to Cominar:

(i) seeking to prohibit or restrict the acquisition by Cominar of any assets of Alexis Nihon or Alexis Nihon Units, seeking to restrain or prohibit the consummation of the Increased Cash Offer, the Pre-Exchange Unit Redemption or the Exchange, or seeking to obtain from Alexis Nihon or Cominar any material damages directly or indirectly in connection with the Combination;

(ii) seeking to prohibit or materially limit the ownership or operation by Cominar of any material portion of the business or assets of Alexis Nihon or any of its subsidiaries or to compel Cominar to dispose of or hold separate any material portion of the business or assets of Alexis Nihon or its subsidiaries;

(iii) seeking to impose material limitations on the ability of Cominar to acquire or hold, or exercise full rights of ownership of, any assets of Alexis Nihon or Alexis Nihon Units;

(iv) seeking to prohibit Cominar from effectively controlling in any material respect the business or operations of Alexis Nihon or any of its subsidiaries; or

(v) which otherwise is reasonably likely to have a Material Adverse Effect on Cominar;

(d) the Combination Agreement shall not have been terminated pursuant to Article 6 thereof;

(e) the Regulatory Approvals and the Third Party Consents and Cominar Third Party Consents shall have been obtained or satisfied;

(f) the Cominar Units (including those to be issued in connection with the Combination) shall have been listed and posted for trading (or conditionally approved for listing, as the case may be) on the TSX and no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of the Cominar Units shall have been issued or made by any stock exchange, securities commission or other regulatory authority and be continuing in effect and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of Cominar, contemplated or threatened by any stock exchange, securities commission or other regulatory authority;

(g) all covenants of Alexis Nihon under the Combination Agreement to be performed on or before the Closing Date or the expiry time of the Increased Cash Offer, as applicable, shall have been duly performed by Alexis Nihon in all material respects;

(h) the representations and warranties of Alexis Nihon in Schedule C of the Combination Agreement (in each case without giving effect to any materiality qualifications or limitations therein) shall have been true and accurate on the date of the Combination Agreement, except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect on Alexis Nihon;

(i) the representations and warranties of Alexis Nihon in Schedule C of the Combination Agreement (in each case without giving effect to any materiality qualifications or limitations therein) shall be true and accurate as of the Closing Date or the expiry time of the Increased Cash Offer, as applicable, as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions expressly contemplated by the Combination Agreement), except to the extent that any untruths or inaccuracies would not have a Material Adverse Effect on Alexis Nihon and Cominar shall have received a certificate of Alexis Nihon addressed to Cominar and dated the Closing Date or the expiry time of the Increased Cash Offer, as applicable, signed on behalf of Alexis Nihon by three senior executive officers of Alexis Nihon (on Alexis Nihon's behalf and without personal liability), confirming the same as at the Closing Date or the expiry time of the Increased Cash Offer, as applicable;

(j) the trustees of Alexis Nihon shall have adopted all necessary resolutions, and all other necessary action has been taken by Alexis Nihon and its subsidiaries to permit the consummation of the Combination or any non-performance shall be acceptable to Cominar;

(k) there shall not have occurred a Material Adverse Change to Alexis Nihon;

(l) the Lock-up Agreement shall not have been terminated and each of the parties thereto (other than Cominar) shall not be in breach of any material representation, covenant or agreement of the Lock-up Agreement, provided that such condition shall no longer be applicable once the parties to the Lock-up Agreement (other than Cominar) have voted in favour of the Exchange Resolution and have exchanged all of the Alexis Nihon Units held by them pursuant to the Exchange;

(m) Alexis Nihon's counsel shall have provided to Computershare Trust Company of Canada the opinion required under Section 13.1(f) of the Alexis Nihon Indenture in connection with the supplemental indenture contemplated by the Alexis Nihon Indenture; and

(n) all actions shall have been taken and all consents and approvals shall have been obtained to permit the transfer of the Alexis Nihon Assets to Cominar free and clear of all Encumbrances (other than "Permitted Encumbrances", as defined in the Combination Agreement), with good and marketable title to all of Alexis Nihon's properties, including those to be assumed by Cominar pursuant to the Combination Agreement to be conveyed to Cominar in connection with the Exchange, all on terms and conditions satisfactory to Cominar, acting reasonably, except to the extent that any such matter would not have a Material Adverse Effect on Cominar after giving effect to the transactions contemplated by the Combination Agreement.

Cominar and Alexis Nihon have agreed that the conditions contained in paragraphs (a) through (f) above (and may only be waived by the mutual consent of Cominar and Alexis Nihon, and that the conditions contained in paragraphs (g) through (n) above may be waived by Cominar at its sole option.

Covenants

Alexis Nihon and Cominar have covenanted with each other with respect to the operation of their respective businesses prior to the Closing Date. These covenants include certain restrictions on:

(a) carrying on business other than in the ordinary course;

(b) changing the number of outstanding Alexis Nihon Units in the case of Alexis Nihon, or Cominar Units in the case of Cominar, or paying any distributions (other than normal monthly distributions and, in the case of Cominar, any special distributions or adjustment in respect of the fiscal year ended December 31, 2006, in order to comply with its contract of trust);

(c) amending the contracts of trust, investment restrictions or operating policies;

(d) selling, hypothecating, encumbering, purchasing or redeeming Alexis Nihon Units in the case of Alexis Nihon, or Cominar Units in the case of Cominar;

(e) amending the articles, by-laws or other constituting documents of any subsidiary or selling, encumbering, purchasing or redeeming securities of such subsidiaries and, in the case of Alexis Nihon, changing the beneficiaries or trustees thereof;

(f) amending, varying or modifying the Alexis Nihon Unit Option Plan, the Alexis Nihon Unit Employee Purchase Plan, the Alexis Nihon Distribution Reinvestment Plan or the Alexis Nihon Long-Term Incentive Plan in the case of Alexis Nihon or the Cominar Unit Option Plan or the Cominar Distribution Reinvestment Plan, in the case of Cominar, or benefits granted under such plans;

(g) reorganizing, amalgamating or merging with any person;

(h) selling, leasing, hypothecating or encumbering any material assets in the case of Alexis Nihon, selling any material assets in the case of Cominar;

(i) entering into, renewing or amending any material contracts;

(j) making expenditures other than in the ordinary course of business;

(k) entering into or modifying arrangements regarding trustees, directors, officers and employees of Cominar and Alexis Nihon, as applicable, and their subsidiaries;

(l) settling of any claim brought by a security holder in respect of the Combination;

(m) incurring of material indebtedness in the case of Alexis Nihon;

(n) changes to insurance;

(o) making any material changes to accounting practices; and

(p) not amending, modifying or varying the terms of the Lock-up Agreement in a manner adverse to the Increased Cash Offer or the Exchange, in the case of Cominar.

Representations and Warranties

Alexis Nihon represented and warranted as to a number of matters including existence and qualification, capitalization, requisite authority, absence of any Material Adverse Changes, the fair presentation of audited financial statements, the implementation of disclosure controls, the absence of undisclosed liabilities, the absence of material litigation (pending or threatened), the absence of misstatements in public filings under applicable securities laws, related party transactions, tax status, tax matters, compliance with laws, real property matters, title to properties, environmental matters, books and records, insurance, intellectual property, material contracts, employment matters, severance liabilities, head lease and income subsidy obligations, broker fees, the absence of any rights plan and tax costs of assets.

Cominar represented and warranted as to a number of matters including existence and qualification, capitalization, requisite authority, absence of any Material Adverse Changes, the fair presentation of audited financial statements, the absence of material litigation (pending or threatened), the absence of misstatements in public filings under applicable securities laws, tax status, compliance with laws, environmental matters, books and records, intellectual property, the implementation of disclosure controls, the absence of undisclosed liabilities and tax matters.

Trustees of Cominar and Alexis Nihon

Pursuant to the Combination Agreement, Cominar will, at its next annual general meeting of Unitholders following the Closing, propose that the name of Cominar be changed to "Cominar Nihon Real Estate Investment Trust" and that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of Units of the combined entity, there can be no assurances that such holders will vote in favour thereof.

Cominar and Alexis Nihon have been advised that, pursuant to arrangements between certain Cominar Unitholders and certain Alexis Nihon Unitholders, the trustees designated as "Cominar Trustees" under Cominar's contract of trust shall consist of Michel Dallaire, Alain Dallaire, Robert A. Nihon and Philip M. O'Brien. Cominar and Alexis Nihon have also agreed that it will be proposed to the trustees of Cominar that Robert A. Nihon be appointed as Chairman of the continuing board of trustees of the combined entity as and from the Closing Date, and that Michel Dallaire shall also continue as President and Chief Executive Officer of the combined entity. Neither Cominar nor Alexis Nihon is a party to any of the foregoing arrangements and they are not binding on such parties or on the combined entity.

Termination

If any mutual condition (other than the condition with respect to the approval of the Exchange Resolution) or condition for the benefit of Cominar is not satisfied at or before the Closing Date to the satisfaction of Cominar, then Cominar may, subject to Alexis Nihon's right in certain cases to cure such non-performance within the earlier of the Outside Date and 30 days of notifying Alexis Nihon of such non-performance, terminate the Combination Agreement provided, however, that the right to terminate shall not be available to Cominar if Cominar's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of the Combination Agreement.

If any mutual condition (other than the condition with respect to the approval of the Exchange Resolution) or condition for the benefit of Alexis Nihon is not satisfied at or before the Closing Date to the satisfaction of Alexis Nihon, then Alexis Nihon may, subject to Cominar's right to cure such non-performance within the earlier of the Outside Date and 30 days of notifying Cominar of such non-performance, terminate the Combination Agreement provided, however, that the right to terminate shall not be available if Alexis Nihon's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of the Combination Agreement.

In addition, the rights, obligations, covenants, representations and warranties, as the case may be, of Cominar and Alexis Nihon under the Combination Agreement (other than in respect of the standstill provisions, certain acknowledgements of the limitation of the liability of the trustees and unitholders and certain other provisions of the Combination Agreement) may be terminated by:

(a) the mutual agreement of Cominar and Alexis Nihon; or

(b) Cominar or Alexis Nihon if, in the reasonable opinion of the terminating party, acting in good faith, any proposals with respect to the taxation of "specified investment flow-through" entities or any other proposed or actual changes in tax laws are announced, proposed or implemented after the date hereof, in each case which would materially adversely affect the feasibility of the Increased Cash Offer and/or the Exchange or which could reasonably be expected to have a Material Adverse Effect on Cominar after giving effect to the Increased Cash Offer and the Exchange; or

(c) Cominar or Alexis Nihon if the Alexis Nihon Unitholders fail to approve the Exchange Resolution by the requisite majority; or

(d) either Alexis Nihon or Cominar after the Outside Date if the Closing has not occurred by then, provided, however, that the right to so terminate shall not be available to a party if such party's actions or failure to act has been the principal cause of the failure of the Closing to occur on or before the Outside Date and such actions or failure to act constitutes a material breach of the Combination Agreement, and provided further however that if the Closing Date is delayed by (i) an injunction or order made by a governmental entity of competent jurisdiction or (ii) the parties not having obtained any Regulatory Approval which is necessary to permit the completion of the Combination then, provided that such injunction or order is being contested or appealed or such Regulatory Approval is actively being sought, and there is a reasonable prospect that it will be obtained, as applicable, the Outside Date shall be extended to and the termination rights pursuant to this provision shall not be available until June 30, 2007; or

(e) Cominar or Alexis Nihon if Alexis Nihon has entered into an agreement, understanding or arrangement with respect to, or the board of trustees of Alexis Nihon has approved or recommended, a Superior Proposal provided that Alexis Nihon may only exercise its termination rights if it is otherwise in compliance with its non-solicitation and related covenants; or

(f) Cominar if (i) the board of trustees of Alexis Nihon shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Cominar their recommendation of the Combination or the board of trustees of Alexis Nihon shall have failed to publicly affirm and/or reaffirm, subject to certain limited exceptions (within two business days of each and every written request therefore being made by Cominar), a unanimous recommendation (Robert A. Nihon abstaining as required) that Alexis Nihon Unitholders tender to the Increased Cash Offer or vote in favour of the Exchange Resolution after the public announcement of any Acquisition Proposal, subject to compliance with the provisions relating to a Superior Proposal, or (ii) the board of trustees of Alexis Nihon shall have approved or recommended any Acquisition Proposal that is not a Superior Proposal.

Termination Fee

In the Combination Agreement, Alexis Nihon has agreed to pay to Cominar a termination fee (the "Termination Fee") in a sum equal to $12,500,000 in the event that:

(a) the Combination Agreement is terminated by Cominar or Alexis Nihon if Alexis Nihon has entered into an agreement, understanding or arrangement with respect to, or the board of trustees of Alexis Nihon has recommended, a Superior Proposal, provided that Alexis Nihon may only exercise its termination rights if it is otherwise in compliance with its non-solicitation and related covenants;

(b) the board of trustees of Alexis Nihon shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Cominar its recommendation of the Combination; or

(c) in a case where neither (a) nor (b) above are applicable, (i) as a result of the requisite approval of the Exchange Resolution by the Alexis Nihon Unitholders not being obtained at the Meeting, or (ii) as a result of the successful completion of the Combination not occurring on or prior to the Outside Date (unless solely as a result of Cominar having breached a representation, warranty or covenant in the Combination Agreement or failed to satisfy a condition to the completion of the Combination that was within its control or unless as a result of there having occurred a Material Adverse Change to Cominar), and in either case referred to under (i) or (ii) above within twelve (12) months of the exercise of the applicable termination rights (x) an Acquisition Proposal involving Alexis Nihon is approved, recommended, or an agreement in respect thereof is entered into by Alexis Nihon or (y) an Acquisition Proposal involving Alexis Nihon is completed.

In any such case Alexis Nihon has agreed to pay to Cominar the Termination Fee in immediately available funds to an account designated by Cominar. Such payment is due (i) in the case of the exercise of termination rights specified in paragraph (a) or (b) above, immediately upon termination and, in the case of termination by Alexis Nihon, as a condition to termination, and (ii) in the case of the exercise of the termination rights specified in paragraph (c) above, immediately upon Alexis Nihon approving, recommending or entering into an agreement with respect to an Acquisition Proposal, or, if Alexis Nihon does not approve, recommend or enter into an agreement with respect to an Acquisition Proposal, on the completion of an Acquisition Proposal.

Expense Reimbursement

If the Combination Agreement is terminated under certain circumstances by Cominar or by Alexis Nihon, solely as a result of the Exchange Resolution not having been approved by the Alexis Nihon Unitholders, Alexis Nihon has agreed to pay the out-of-pocket expenses of Cominar up to 75% of the out-of-pocket expenses of Cominar in excess of $200,000, the whole subject to a maximum of $600,000 in immediately available funds to Cominar contemporaneously with termination.

Waiver from Cominar

On January 24, 2007, in connection with the execution of the second amendment to the combination agreement, Cominar waived the application of certain provisions of the Combination Agreement allowing Alexis Nihon to grant access to material non public information and, if applicable, to participate in discussions with respect to an Acquisition Proposal, if any so made, with Summit, ING Real Estate Canada and Homburg in certain circumstances.

SUPPORT FOR THE COMBINATION

To the knowledge of the trustees and senior officers of Alexis Nihon, each of Alexis Nihon's trustees and senior officers (who together beneficially own or control approximately 16.2% of the outstanding Alexis Nihon Units as at January 23, 2007) have indicated that they intend to support the Combination and vote all of the Alexis Nihon Units beneficially owned or controlled by them, if any, in favour of the Exchange Resolution.

Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Ltd. have entered into the Lock-up Agreement with respect to an aggregate of approximately 15.3% of the outstanding Alexis Nihon Units pursuant to which they have agreed to support the Combination and have agreed to vote in favour of the Exchange and not to tender such Alexis Nihon Units to the Increased Cash Offer. The Lock-up Agreement is subject to a number of terms and conditions. For further information regarding the Lock-up Agreement, see Section 2, "Purpose of the Cash Offer, the Pre-Exchange Unit Redemption and the Exchange" in the Cominar Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed under the heading "Employment Agreements", there are no arrangements or agreements made or proposed to be made between Cominar and any of the trustees or senior officers of Alexis Nihon, or any of their associates or affiliates and no payments or other benefits are proposed to be made or given by way of compensation by Cominar for loss of office or for such trustees or senior officers remaining in or retiring from office. Except for the Lock-up Agreement, there are no contracts, arrangements or understandings, formal or informal, between Cominar and the any of the trustees or senior officers of Alexis Nihon, or any of their associates or affiliates with respect to the Increased Cash Offer or Exchange or with respect to any securities of Alexis Nihon in relation to the Increased Cash Offer or Exchange.

ALEXIS NIHON

Alexis Nihon is an unincorporated closed-end investment trust created by contract of trust dated October 18, 2002, as amended, under the laws of the Province of Québec and established to continue and expand the commercial real estate activities formerly carried on by the Alexis Nihon Group, which was formed in the late 1940's and which, since 1980, has been engaged in acquiring, developing, redeveloping, renovating, owning, managing and leasing properties primarily in the Greater Montreal area. Although Alexis Nihon qualifies as a "mutual fund trust" as defined in the *Income Tax Act* (Canada) (the "Tax Act"), it is not a "mutual fund" as defined by applicable securities legislation. The head office of Alexis Nihon is located at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8.

Alexis Nihon owns interests in 65 office, retail, and industrial properties, including a 426 unit multi-family residential property, located in the Greater Montreal area and the National Capital region. Alexis Nihon's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned.

COMINAR

Cominar is an unincorporated closed-end real estate investment trust, created by contract of trust dated March 31, 1998, as amended, under the laws of the Province of Québec. Although Cominar qualifies as a "mutual fund trust" as defined in the Tax Act, Cominar is not a "mutual fund" as defined by applicable securities legislation. The head office of Cominar is located at 455 du Marais Street, Quebec City, Québec G1M 3A2.

Cominar is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the Greater Montreal and Quebec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. Cominar's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

The portfolio comprises approximately 2.3 million square feet of office space, 2.4 million square feet of retail space and 5.5 million square feet of industrial and mixed-use space, representing, in the aggregate, approximately 10.2 million square feet of leasable area. As at September 30, 2006, Cominar's portfolio was approximately 94.6% leased. Cominar properties are mostly situated in prime locations along major traffic arteries and benefit from high-visibility and easy access by both tenants' customers.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following selected historical financial information of Cominar and Alexis Nihon has been derived from the respective audited financial statements of Cominar and Alexis Nihon as at and for the year ended December 31, 2005 and the unaudited financial statements for the nine-month period ended September 30, 2006. The unaudited Cominar Pro Forma Consolidated selected financial information has been derived from the unaudited Cominar Pro Forma Consolidated financial statements as at and for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006, included in this Information Circular.

BALANCE SHEET
As at September 30, 2006

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
	(in thousands of dollars) (unaudited)		
Assets			
Income properties	688,040	697,397	1,622,390
Intangible assets	–	38,167	94,357
Properties under development	17,685	–	17,685
Land held for future development	6,590	964	7,554
Deferred expenses and other assets	31,731	25,232	38,304
Other assets	21,499	412	39,819
	765,545	762,172	1,820,109
Liabilities			
Mortgages payable	273,966	401,339	676,416
Convertible debentures	48,181	53,571	104,928
Bank indebtedness	47,499	57,063	256,312
Other liabilities	24,196	23,043	46,625
	393,842	535,016	1,084,281
Unitholder's equity	371,703	227,156	735,828
	765,545	762,172	1,820,109

STATEMENT OF INCOME
For the Year Ended December 31, 2005

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
			(unaudited)
	(in thousands of dollars)		
Operating revenues	122,104	121,496	244,382
Operating expenses	48,022	58,666	106,688
Net operating income before the under noted	74,082	62,830	137,694
Interest on borrowings	21,079	26,413	59,329
Depreciation of income properties and amortization of intangible assets	14,766	15,220	55,314
Amortization of deferred expenses and other assets	5,648	10,856	5,834
Trust administrative expenses	1,757	2,600	4,357
Net income	31,327	6,128	11,742

STATEMENT OF INCOME
Period of nine-months ended September 30, 2006

	Cominar	Alexis Nihon	Cominar Pro Forma Condensed Consolidated (as adjusted)
	(in thousands of dollars) (unaudited)		
Operating revenues	98,664	102,371	201,622
Operating expenses	39,205	47,767	86,972
Net operating income before the under noted	59,459	54,604	114,650
Interest on borrowings	16,626	22,613	48,107
Depreciation of income properties and amortization of intangible assets	12,088	12,285	44,790
Amortization of deferred expenses and other assets	5,136	10,266	5,272
Trust administrative expenses	1,628	1,945	3,573
Net income	23,628	7,495	12,555

REGULATORY MATTERS

Competition Act (Canada)

Under the *Competition Act* (Canada) (the "Competition Act"), the Combination is a notifiable transaction and may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the Combination, together with certain prescribed information, has been provided to the Commissioner of Competition (the "Commissioner"), unless the Commissioner has issued an advance ruling certificate ("ARC") or has waived the notification obligation pursuant to subsection 113(c) of the Competition Act.

Notification must be made either on the basis of a short-form filing (in respect of which there is a 14 day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42 day waiting period from the time a complete notification is made).

The Commissioner's review of the Combination may take longer than the statutory waiting period. Upon completion of the Commissioner's review, the Commissioner may decide to: (i) challenge the Combination, if the Commissioner concludes that it is likely to substantially lessen or prevent competition; (ii) issue a letter to Cominar indicating that the Commissioner is of the view that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Combination at that time but that the Commissioner retains the authority to do so for three years after completion of the Combination (the "No-Action Letter"); or (iii) issue an ARC. Where an ARC is issued and the Combination to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Combination solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

On January 12, 2007, Cominar has submitted a request to the Commissioner that an ARC be issued together with submissions in support of such request. On January 18, 2007, the Commissioner advised the parties that the Combination had been classified as "complex" with a corresponding service standard period for the Commissioner's response of a maximum of 10 weeks from the date after which all required information has been received. The Commissioner has also requested limited additional information from the parties to assist in its assessment of the Combination and the parties are in the process of providing the requested information.

The obligations of the parties to consummate the Combination are subject to the condition that: (i) the Commissioner has issued an ARC in respect of the Combination, (ii) the applicable waiting period under the Competition Act has expired or been waived in accordance with the Competition Act, or (iii) the notification obligation has been waived pursuant to subsection 113(c) of the Competition Act and, in the case of (ii) or (iii), the Commissioner has issued a No-Action Letter and the form of the advice in such letter and any material terms and conditions attached to such advice would not adversely affect Cominar in the discretion of Cominar, acting reasonably, and such advice has not been rescinded or amended.

Securities Law Matters

The issuance of the Cominar Units issuable under the Combination, and resale in all of the provinces of Canada is permitted by Alexis Nihon Unitholders, except by "control persons", provided that no unusual effort is made to prepare the market for any resale or to create demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof. Applicable securities legislation provides that a person or company is, absent evidence to the contrary, deemed to be a control person in relation to an issuer where the person or company alone or in combination with others holds more than 20% of the outstanding voting securities of the issuer. It is a condition of the completion of the Increased Cash Offer and the Exchange that any required exemptions from the Canadian securities regulators in connection with the Combination have been obtained.

United States Securities Law Matters

The Increased Cash Offer will be made into the United States of America (the "United States" or "U.S.") pursuant to an exemption from the United States tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act. The Exchange will be effected in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder or other available exemptions from the registration requirements of the U.S. Securities Act. Cominar Units issued pursuant to the Exchange to or for the benefit of Alexis Nihon Unitholders in the United States will be "restricted securities", as defined in Rule 144 under the U.S. Securities Act, to the same extent and proportion that the Alexis Nihon Units delivered in the Exchange by such Unitholders were restricted securities. In addition, Unitholders deemed to be affiliates of Cominar may be subject to restrictions on the resale of their Cominar Units. Alexis Nihon Unitholders who reside in the United States or who are U.S. citizens, or who are acting on behalf of Alexis Nihon Unitholders who reside in the United States or are U.S. citizens, are advised to seek their own legal counsel with respect to their ability to trade the Cominar Units issued to them pursuant to the Exchange.

TSX

The Cominar Units are currently listed and posted for trading on the TSX. It is a condition to the Combination that the Cominar Units to be issued in connection with the Combination be approved for listing on the TSX. The TSX has conditionally approved for listing the Cominar Units issuable in connection with the Combination, subject to satisfaction of customary conditions. The Alexis Nihon Units are expected to be delisted from the TSX at or shortly after closing of the Combination.

RISK FACTORS

There are certain risks related to the Combination, including the following risk factors. Alexis Nihon Unitholders should consider the Combination carefully and come to their own decision as to acceptance or rejection of the Increased Cash Offer, and whether or not to support the Combination and vote in favour of the Exchange Resolution.

Integration Related Risks

The Combination has been entered into with the expectation that its successful completion will result in long-term strategic benefits, economies of scale and synergies. These anticipated benefits, economies of scale and synergies will depend in part on whether Cominar and Alexis Nihon's operations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial and other benefits may be less than anticipated. In addition, the integration of the operations will give rise to restructuring costs and charges, and these may be greater than currently anticipated. Further, the operating results and financial condition of Cominar could be materially adversely impacted by the focus on integration, and by geographical, regulatory, labour relations and other factors related to Alexis Nihon's properties and businesses.

Availability of Distributable Income

Distributable income is calculated before deducting items such as principal repayments, capital expenditures and taxes and duties (including taxes and duties, if any, in connection with the Combination) and, accordingly, may exceed actual cash available to Cominar from time to time. Cominar may be required to use part of its debt capacity or raise additional equity in order to accommodate such items, and there can be no assurance that funds from such sources will be available on favourable terms or at all. In such circumstances, distributions may be reduced to provide funding therefor, which may also have an adverse impact on the market price of the Cominar Units. Accordingly, cash distributions are not guaranteed and cannot be assured.

Consents and Regulatory Approvals Required

Certain consents of hypothecary and secured creditors are required in connection with the transfer of all or substantially all of the assets of Alexis Nihon to Cominar. In addition, the consent of co-owners are required in connection with the transfer of certain of those assets to Cominar. There is no assurance that such consents will be obtained.

In addition, each of Alexis Nihon and Cominar's obligations to complete the transactions contemplated in the Combination Agreement are subject to the satisfaction or waiver of a number of conditions, including obtaining regulatory approvals. A substantial delay in obtaining regulatory approvals, the failure to do so or the imposition of unfavourable terms or conditions could have a material adverse effect on the Combination.

Dependence on Key Personnel

Certain key personnel of Alexis Nihon will be retained by Cominar following completion of the Combination to assist with the integration. The failure of key personnel to remain as part of the management team of Cominar in the period following closing of the Combination could have a material adverse effect on Cominar.

Financing

Cominar is subject to the risks associated with debt financing, including the risk that Cominar may be unable to make interest or principal payments or meet loan covenants, the risk that defaults under a loan could result in cross-defaults or other lender rights or remedies under other loans, and the risk that existing indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

Other Tax Related Risk Factors

The extent to which distributions will be tax deferred in the future will depend on the extent to which Cominar can shelter its taxable income by claiming capital cost allowances and other available deductions. It is also possible that interest on funds borrowed in connection with the Increased Cash Offer may not be fully deductible in computing Cominar's income, in which case it is likely that a greater percentage of the distributions of Cominar will be taxable.

There can be no assurance that the laws and regulations and the administrative and assessing practices of the Canada Revenue Agency (the "CRA") respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Cominar Units. If Cominar ceases to qualify as a mutual fund trust under the Tax Act, the income tax considerations described below in this Information Circular under "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain aspects.

Although Cominar has advised Alexis Nihon that it is of the view that all expenses to be claimed by Cominar and any subsidiaries in the determination of their respective income under the Tax Act will be reasonable and deductible in accordance with the applicable provisions of the Tax Act, there can be no assurance that the Tax Act or the interpretation of the Tax Act will not change, or that CRA will agree with the expenses claimed.

As per the current legislation, a mutual fund trust cannot be established or maintained primarily for the benefit of non-resident persons. Under draft legislation that was released on September 16, 2004 by the Department of Finance, an income fund will cease to qualify as a mutual fund trust if at any time after 2004 the fair market value of all units held by non-residents of Canada, or by partnerships which are not "Canadian partnerships" for the purposes of the Tax Act, is more than 50% of the fair market value of all issued and outstanding units issued by the trust where more than 10% (based on fair market value) of the trust's property is specified types of taxable Canadian property or certain other types of property. For this purpose, a partnership would only qualify as a "Canadian partnership" at a particular time if all its members at that time are resident of Canada. There is no provision in the draft legislation which would allow for rectification of the loss of mutual fund trust status. On December 6, 2004, a Notice of Ways and Means of Motion, including other changes affecting mutual fund trusts, was tabled which did not include the proposed changes referred to above. In a concurrent release, the Department of Finance announced that implementation of the proposed changes would be suspended so as to allow further consultation with interested parties. The November 9, 2006 Notice of Ways and Means Motion, which included other changes affecting mutual fund trusts, also did not include the proposed changes referred to above.

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. On September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance tabled a Notice of Ways and Means Motion to enhance the dividend gross-up and tax credit mechanism applicable to dividends paid after 2005. In addition, the CRA announced it would resume providing advance tax rulings in respect of flow-through entity structures.

On October 31, 2006, the Minister of Finance announced measures (the "SIFT Proposals") which essentially prevent the creation of new income trusts or publicly traded flow through entities (defined as "Specified Investment Flow-Through" entities or SIFTs), and subject existing SIFTs ("Grandfathered SIFTs") to a new regime commencing 2011. Under these proposals, in 2011 a trust that is a Grandfathered SIFT will not be permitted to deduct, in computing its income for tax purposes, certain amounts that would otherwise be deductible. However, the Grandfathered SIFT will not pay tax on those amounts at the full tax rate that normally applies to undistributed trust income. Instead a special rate, based on the federal-provincial corporate income tax rate which in 2011 is expected to be 31.5%, will apply to the Grandfathered SIFT trust to the extent of its non-deductible distributions. As well, those amounts will be treated in the hands of the SIFT trust's beneficiaries as taxable dividends paid by a taxable Canadian corporation. Draft legislation implementing the SIFT Proposals was released on December 21, 2006.

While there is no intention by the Minister of Finance to prevent Grandfathered SIFTs from normal growth prior to 2011, any undue expansion of a specific Grandfathered SIFT according to the SIFT Proposals (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this position to be revisited and thus the grandfathering to be lost for that SIFT. The result of this would be that the new special tax would commence to apply immediately to that SIFT and thus not be deferred until 2011. On December 15, 2006, the Minister of Finance released guidelines ("Expansion Guidelines") on what would exceed normal growth and thus constitute undue expansion, specifying that the merger of two or more Grandfathered SIFTs each of which was publicly-traded on October 31, 2006, or a reorganization of such a Grandfathered SIFT, would not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization. Based on the wording of the Expansion Guidelines, it would appear that the proposed combination of Cominar and Alexis Nihon would meet these criteria, and thus not be considered growth for the purposes of the undue expansion rules.

The future growth of Cominar, may, to the extent that it does not qualify for the REIT Exception as described below, be limited in order for it to meet the aforesaid guidelines and thus not lose its grandfathered status. The Expansion Guidelines provide that the Department of Finance will not recommend any change to the status of a Grandfathered SIFT whose equity capital grows as a result of issuances of new equity, in any of the intervening periods described below, by an amount that does not exceed the greater of $50 million and an objective "safe harbour" measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006.

Certain trusts that would otherwise be SIFTs will be excluded from the SIFT definition. These are trusts (commonly known as real estate investment trusts or REITs) that meet a series of conditions relating to the nature of their income and investments. To benefit from this exception (the "REIT Exception") for a given taxation year, a trust must:

(a) At no time in the year hold any non-portfolio property other than real properties situated in Canada;

(b) Have as not less than 95% of the trust's income for the year income from properties (whether in Canada or abroad, and including dividends, interest, rents, etc. and taxable capital gains from dispositions of real properties);

(c) Have as not less than 75% of the trust's income for the year income that is directly or indirectly attributable to rents from, mortgages on, or gains from the disposition of, real properties situated in Canada; and

(d) Hold throughout the year real properties situated in Canada, cash, and debt or other obligations of Governments in Canada (including Crown corporations) with a total fair market value that is not less than 75% of the trust's equity value.

For these purposes, "real property situated in Canada" will include securities issued by any entity that itself satisfies the above conditions. A REIT can thus hold its Canadian real properties either directly or through intermediary entities. "Real property situated in Canada" will not, however, include any depreciable property the capital cost allowance rate for which is greater than 5%.

Non-portfolio properties will include certain investments in a "subject entity". The main kinds of subject entity will be corporations resident in Canada, trusts resident in Canada, and partnerships that meet one or more residence-like criteria. Non-resident corporations and trusts, and partnerships that otherwise would not meet this definition, may also be subject entities if their principal source of income is in Canada.

A trust's interest in a subject entity will be a non-portfolio property if that investment meets either (or both) of the following tests:

(a) The trust holds a significant portion of the subject entity's value: The trust holds securities of the entity that have a total fair market value that is greater than 10 percent of the entity's "equity value". For this purpose an entity's equity value is the fair market value of all of the issued and outstanding shares or interests in the entity; and

(b) Most of the trust's value is attributable to the subject entity: The trust holds securities of the entity that, together with all of the securities that the trust holds of entities affiliated with the entity, have a total fair market value that is greater than 50 percent of the equity value of the trust itself.

Due to the fact that some of the Alexis Nihon Assets that are being acquired under the Exchange may not meet the aforesaid conditions, as well as other factors, before 2011 Cominar may as a result be required to modify its operations, dispose of assets or reorganize to meet the conditions to be excluded from the SIFT rules.

Persons not resident in Canada for the purposes of the Tax Act should be aware that the Pre-Exchange Unit Redemption will trigger a special Canadian tax of 15% under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and such tax will be withheld by Alexis Nihon.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP ("Fasken"), the following is a summary of the principal Canadian federal income tax considerations generally applicable to an Alexis Nihon Unitholder who (i) disposes of Alexis Nihon Units to Alexis Nihon in exchange for cash, pursuant to the Pre-Exchange Unit Redemption; or (ii) disposes of Alexis Nihon Units to Alexis Nihon in exchange for Cominar Units pursuant to the Exchange. This summary assumes that, for purposes of the Tax Act, the Alexis Nihon Unitholder is resident in Canada, holds Alexis Nihon Units and will hold Cominar Units received in exchange therefor as capital property, and deals at arm's length and is not affiliated with Alexis Nihon or Cominar.

Generally, Alexis Nihon Units and Cominar Units will be considered to be capital property to a holder provided that the holder does not hold the Alexis Nihon Units and Cominar Units in the course of carrying on a business and has not acquired the Units in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who might not otherwise be considered to hold their Alexis Nihon Units and Cominar Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such holders should consult their own tax advisors regarding their particular circumstances.

For the purposes of this summary, Fasken has relied upon representations and warranties in the Combination Agreement that each of Alexis Nihon and Cominar qualifies as a "mutual fund trust" as defined in the Tax Act. This summary assumes that Alexis Nihon and Cominar will continue to so qualify, and that they will at all times comply with their respective Contracts of Trust. A condition for the completion of the Increased Cash Offer and the Exchange is the receipt by Cominar from Alexis Nihon and by Alexis Nihon from Cominar of a certificate ("Certificates") on this issue.

This summary is not applicable to: (i) a holder that is a "financial institution" (for the purposes of the "mark-to-market" rules), (ii) a holder that is a "specified financial institution", (iii) a holder that is not resident in Canada for purposes of the Tax Act, or (iv) a holder of an interest for which it would be a "tax shelter investment" (all as defined in the Tax Act). Any such holder should consult his or her owns tax advisor with regard to its income tax consequences.

This summary is of general nature only and is based upon the facts set out herein and in the Certificates, the current provisions of the Tax Act, all specific proposal to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) (including letters issued by the Department of Finance indicating that the said Department will recommend to the Minister of Finance that the Tax Act be amended, commonly referred to as comfort letters) prior to the date hereof (the "Proposed Amendments"), and Fasken's understanding of the current published administrative policies of the CRA. There can be no assurance that the Proposed Amendments will be implemented in their current form or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this Cominar Circular. There can be no assurances that the CRA will not change its administrative policies.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the Pre-Exchange Unit Redemption, the Exchange, and the acquisition, holding and disposition of Alexis Nihon Units and Cominar Units. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences described herein. Furthermore, the income and other tax consequences of acquiring, holding or disposing of Alexis Nihon Units and Cominar Units will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any holder or prospective holder. Investors should consult their own tax advisors with respect to the tax consequences of the acquiring, holding or disposing of Alexis Nihon and Cominar Units based on their particular circumstances.

Disposition of Alexis Nihon Units pursuant to the Pre-Exchange Unit Redemption

A redemption of Alexis Nihon Units in consideration for cash pursuant to the Pre-Exchange Unit Redemption will be a disposition of such Alexis Nihon Units for proceeds of disposition equal to the cash paid upon such redemption less any capital gain and income realized by Alexis Nihon which has been designated by Alexis Nihon to the Alexis Nihon Unitholder in connection with the repurchase of those Alexis Nihon Units. Where income or a capital gain realized by Alexis Nihon has been designated by Alexis Nihon to a redeeming Alexis Nihon Unitholder in connection with or as a result of the redemption of Alexis Nihon Units, the Alexis Nihon Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. Redeeming Alexis Nihon Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the said proceeds of disposition received exceed (or are less than) the aggregate of the adjusted cost base of the Alexis Nihon Units so redeemed and any reasonable costs of disposition. Where a corporation owns Alexis Nihon Units, the amount of any capital loss arising on the disposition of the Alexis Nihon Units may be reduced by the amount of dividends that had been allocated by Alexis Nihon to the Alexis Nihon Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Alexis Nihon Units. Alexis Nihon Unitholders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for minimum tax.

An Alexis Nihon Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔ % on certain investment income, including taxable capital gains resulting from the disposition of Alexis Nihon Units.

Transfer of Alexis Nihon's Assets to Cominar pursuant to the Exchange

The Exchange will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing the Alexis Nihon Assets to be transferred to Cominar for proceeds of disposition equal to the tax cost of such assets. In such circumstance, there should be no taxable income to Alexis Nihon arising from the transfer. Alternatively, the transfer may be organized so as to create income in Alexis Nihon that: (i) can be offset by the amount of any unused or latent losses or available deductions of Alexis Nihon, including the deduction, allocation and designation of the taxable capital gains to Alexis Nihon Unitholders who have their units redeemed for cash pursuant to the Pre-Exchange Unit Redemption (and in which case such Unitholders proceeds of disposition would be reduced by a corresponding amount of the capital gain allocated to them by Alexis Nihon); or (ii) gives rise to a tax that will be offset by any available capital gains refund to which Alexis Nihon may become entitled. Again, in such circumstances, there should be no net taxes payable by Alexis Nihon under Part I of the Tax Act arising from the transfer. Alexis Nihon has advised Fasken that the transfer of assets from Alexis Nihon to Cominar will be organized so that it occurs on one of the foregoing bases. Since none of these alternatives result in any net taxes to Alexis Nihon, there should be no need to make any distributions to the Alexis Nihon Unitholders as a result of the transfer.

The current taxation year of Alexis Nihon (and of Cominar) will be deemed to end following the transfer of assets from Alexis Nihon to Cominar, giving rise to a short taxation year for Alexis Nihon (as well as for Cominar). Immediately before the take-up of the Alexis Nihon Units under the Increased Cash Offer, Alexis Nihon is expected to pay a special distribution to Alexis Nihon Unitholders equal to the unpaid portion of its usual monthly distributions for the period from the prior distribution to the closing date of the Combination based on days elapsed but, in any event, will pay out an amount at least equal to its *bona fide* estimated undistributed taxable income for the period ending on such closing date. The tax treatment to Alexis Nihon Unitholders of these special distributions by Alexis Nihon will be similar to that applicable to other distributions that have been paid or payable by Alexis Nihon to them. These special distributions should ensure that Alexis Nihon will not be subject to income tax under the Tax Act for this short taxation year.

Disposition of Alexis Nihon Units by Alexis Nihon Unitholders pursuant to the Exchange

As noted above, the Exchange will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where an Alexis Nihon Unitholder disposes of Alexis Nihon Units to Alexis Nihon pursuant to the Exchange in exchange for Cominar Units, the Alexis Nihon Unitholder's proceeds of disposition for the Alexis Nihon Units disposed of, and the cost to the Alexis Nihon Unitholder of the Cominar Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Alexis Nihon Unitholder of the Alexis Nihon Units immediately prior to their disposition (which adjusted cost base will take into account any reductions resulting from the special distributions to be made by Alexis Nihon described above). For the purpose of determining the adjusted cost base of the Cominar Units acquired by an Alexis Nihon Unitholder on such exchange, the cost of such Cominar Units (including any fraction of a Cominar Unit) will be determined by averaging their cost with the adjusted cost base of all other Cominar Units held as capital property by such Alexis Nihon Unitholder immediately before the exchange.

Alexis Nihon will not realize a gain or loss on the transfer of the Cominar Units to the Alexis Nihon Unitholders on the redemption or retraction of Alexis Nihon Units.

Holding and Disposing of Cominar Units Received in Exchange for Alexis Nihon Units

Subsequent to the exchange of Alexis Nihon Units for Cominar Units pursuant to the Exchange, a former Alexis Nihon Unitholder will be subject to taxation as a holder of Cominar Units (a "Cominar Unitholder"). The tax treatment to the former Alexis Nihon Unitholder will be substantially the same as the tax treatment to which the former Alexis Nihon Unitholder was subject as an Alexis Nihon Unitholder. This tax treatment is outlined below.

Taxation of Cominar

Cominar is generally subject to income tax each year on the amount of its income and net taxable capital gains for that year less the portion thereof that it deducts in respect of amounts paid or payable, or deemed to be paid or payable, to Cominar Unitholders in the year. An amount will be considered to be payable in a taxation year if it is paid to the Cominar Unitholder in the year by Cominar or if the Cominar Unitholder is entitled in the year to enforce payment of the amount. Cominar's contract of trust provides, in general, that distributions for any year shall not be less than the amount necessary to ensure that Cominar will not be liable for tax under the Tax Act in that year.

Losses incurred by Cominar, if any, cannot be allocated to Cominar Unitholders but may be deducted by Cominar in future years in accordance with the Tax Act.

The Tax Act provides for a special tax under part XII.2 of the Tax Act on the designated income (including income from Canadian real property) of certain trusts which have designated beneficiaries (including non-resident persons and certain tax-exempt persons). This special tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year. Accordingly, provided Cominar qualifies as a "mutual fund trust" throughout a taxation year, it will not be subject to this special tax for such taxation year.

Holding Cominar Units

A Cominar Unitholder is generally required to include in computing income for tax purposes in each year the portion of the amount of income and net realized taxable capital gains, if any, paid or payable, or deemed to be paid or payable, to the Cominar Unitholder in the year, whether such amount is received in cash or in additional Cominar Units, or as amounts which are reinvested in additional Cominar Units pursuant to Cominar's distribution reinvestment plan (the "DRIP"). Cominar's contract of trust requires Cominar to claim the maximum amount of capital cost allowance allowable to it in computing its income for tax purposes and any such amount claimed by Cominar in a taxation year will reduce the portion of any amount distributed by Cominar to Cominar Unitholders which would otherwise be required to be included in the income of Cominar Unitholders. Distributions in excess of the amount of income and net realized taxable capital gains of Cominar, including any additional bonus distribution of Cominar Units acquired pursuant to the DRIP, will not be included in computing the income of the Cominar Unitholders for tax purposes. A Cominar Unitholder is required to reduce the adjusted cost base of its Cominar Units by the portion of any amount paid or payable to such Cominar Unitholder by Cominar that was not included in computing the Cominar Unitholder's income (other than the non-taxable portion of most capital gains distributed by Cominar, the taxable portion of which was designated by Cominar in respect of Cominar Unitholders) and will realize a capital gain to the extent that the adjusted cost base of the Cominar Units would otherwise be a negative amount.

It is Fasken's understanding that Cominar will designate as capital gains, to the extent permitted by the Tax Act, such portion of the net income distributed to Cominar Unitholders as may reasonably be considered to consist of net realized taxable capital gains of Cominar. Any such designated amount will be deemed for tax purposes to be received by such Cominar Unitholders in the year as a taxable capital gain.

Provided that appropriate designations are made by Cominar, such portions of its net realized taxable capital gains paid or payable, or deemed to be paid or payable to a Cominar Unitholder will effectively retain its character and be treated as such in the hands of the Cominar Unitholder for the purposes of the Tax Act. To the extent that amounts are designated as having been paid out of the net realized taxable capital gains of Cominar, such designated amounts will be deemed for tax purposes to be received by Cominar Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains. To the extent that amounts are designated as having been paid to Cominar Unitholders out of taxable dividends received or deemed received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply to individuals, the deduction in computing taxable income will be available to corporations, and the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or a related group of individuals. A Cominar Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may also be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Cominar Unitholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

The cost of Cominar Units acquired by reinvestment of distributions pursuant to the DRIP will be the amount of such reinvestment. There will be no net increase or decrease in the adjusted cost base of all of a Cominar Unitholder's Units as a result of the receipt of Bonus Units under the DRIP. However, the receipt of "Bonus Units" under the DRIP will result in a per Cominar Unit reduction of adjusted cost base to the Cominar Unitholder.

For the purposes of determining the adjusted cost base to a Cominar Unitholder, when a Cominar Unit is acquired, whether as a Cominar Unit acquired pursuant to the DRIP or otherwise, the cost of the newly-acquired Cominar Unit will be averaged with the adjusted cost base of all of the Cominar Units owned by the Cominar Unitholder as capital property immediately before that time.

Under draft legislation released on June 29, 2006, certain taxable dividends received by individuals from a corporation resident in Canada will be eligible for an enhanced dividend tax credit to the extent certain conditions are met and designations are made, such as the dividend being sourced out of income that is subject to tax at the general corporate income tax rate and does not give rise to a dividend refund to the payer. This could apply to distributions made by Cominar that have as their sources eligible taxable dividends received from a corporation resident in Canada, to the extent Cominar makes the appropriate designation to have such eligible taxable dividend deemed received by the Cominar Unitholder and provided that the corporate dividend payer makes the required designation to treat such taxable dividend as an eligible dividend.

The above amounts (including eligible dividends) will also generally be taken into account in determining the liability, if any, of a Unitholder that is an individual (or certain trusts) for alternative minimum tax under the Tax Act.

Disposition of Cominar Units

In general, a disposition or deemed disposition of Cominar Units by a Cominar Unitholder (including a disposition by Cominar's transfer agent on behalf of a Cominar Unitholder of a fraction of a Cominar Unit) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Cominar Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Cominar Units to such Cominar Unitholder. One-half of any capital gain will be required to be included in computing income under the Tax Act and, subject to the detailed rules in the Tax Act, one-half of any capital loss may be deducted against taxable capital gains. Capital gains realized by an individual (or certain trusts) may give rise to a liability for minimum tax. Capital gains realized by a corporation may be reduced by the amount of dividends allocated by Cominar. See "Disposition of Alexis Nihon Units pursuant to the Pre-Exchange Unit Redemption".

Eligibility for Investment

Provided Cominar qualifies as a mutual fund trust under the Tax Act, Cominar Units will be, at the time of acquisition pursuant to the Exchange, qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a trust governed by a deferred profit sharing plan to which contributions are made by Cominar or a corporation with which Cominar does not deal at arm's length within the meaning of the Tax Act), or registered education savings plans.

The Canadian federal income tax consequences set forth above are for general information only. Alexis Nihon Unitholders (including any Alexis Nihon Unitholders who are not resident in Canada, including those resident in the United States) are urged to consult their own tax advisors to determine the particular tax effects to them of the Increased Cash Offer, Pre-Exchange Unit Redemption or the Exchange (as applicable).

Non-Residents of Canada

Persons not resident in Canada should be aware that the transactions described herein may result in tax consequences for them in the United States, other foreign jurisdictions and/or in Canada. Such consequences are not described herein. Each holder of Alexis Nihon Units who is not a resident of Canada should consult his or her own tax advisor concerning the tax effects of the Increased Cash Offer, Pre-Exchange Unit Redemption and/or his or her Exchange of Alexis Nihon Units as there may be negative Canadian tax implications, including in respect of the Pre-Exchange Unit Redemption a special 15% tax under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and Alexis Nihon will withhold such tax.

Legislative Proposals

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. On September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance tabled a Notice of Ways and Means Motion to enhance the dividend gross-up and tax credit mechanism applicable to dividends paid after 2005. In addition, the CRA announced it would resume providing advance tax rulings in respect of flow-through entity structures.

On October 31, 2006, the Minister of Finance announced measures which essentially prevent the creation of new income trusts or publicly traded flow through entities (defined as "Specified Investment Flow-Through" entities or SIFTs), and subject Grandfathered SIFTs to a new regime commencing 2011. Under these proposals, in 2011 a trust that is a Grandfathered SIFT will not be permitted to deduct, in computing its income for tax purposes, certain amounts that would otherwise be deductible. However, the Grandfathered SIFT will not pay tax on those amounts at the full tax rate that normally applies to undistributed trust income. Instead a special rate, based on the federal-provincial corporate income tax rate which in 2011 is expected to be 31.5%, will apply to the Grandfathered SIFT trust to the extent of its non-deductible distributions. As well, those amounts will be treated in the hands of the SIFT trust's beneficiaries as taxable dividends paid by a taxable Canadian corporation. Draft legislation implementing the SIFT Proposals was released on December 21, 2006.

The SIFT Proposals provide that while there is now no intention by the Minister of Finance to prevent Grandfathered SIFTs from normal growth prior to 2011, any undue expansion of a specific Grandfathered SIFT according to the SIFT Proposals (such as might be attempted through the insertion of a disproportionately large amount of capital) could cause this position to be revisited and thus the grandfathering to be lost for that SIFT. The result of this would be that the new special tax would commence to apply immediately to that SIFT and thus not be deferred until 2011. On December 15, 2006, the Minister of Finance released the Expansion Guidelines on what would exceed normal growth and thus constitute undue expansion, specifying that the merger of two or more Grandfathered SIFTs each of which was publicly-traded on October 31, 2006, or a reorganization of such a Grandfathered SIFT, would not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization. Based on the wording of the Expansion Guidelines, it would appear that the proposed combination of Cominar and Alexis Nihon would meet these criteria, and thus not be considered growth for the purposes of the undue expansion rules. No assurance of this however can be given as no Notice of Ways and Means Motion to introduce the detailed legislation has yet been introduced to the House of Commons.

The future growth of Cominar, may, to the extent that it does not qualify for the REIT Exception as described below, be limited in order for it to meet the aforesaid guidelines and thus not lose its grandfathered status. The Expansion Guidelines provide that the Department of Finance will not recommend any change to the status of a Grandfathered SIFT whose equity capital grows as a result of issuances of new equity, in any of the intervening periods described below, by an amount that does not exceed the greater of $50 million and an objective "safe harbour" measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006.

Certain trusts that would otherwise be SIFTs will be excluded from the SIFT definition. These are trusts (commonly known as real estate investment trusts or REITs) that meet a series of conditions relating to the nature of their income and investments. To benefit from the REIT Exception for a given taxation year, a trust must:

(a) At no time in the year hold any non-portfolio property other than real properties situated in Canada;

(b) Have as not less than 95% of the trust's income for the year income from properties (whether in Canada or abroad, and including dividends, interest, rents, etc. and taxable capital gains from dispositions of real properties);

(c) Have as not less than 75% of the trust's income for the year income that is directly or indirectly attributable to rents from, mortgages on, or gains from the disposition of, real properties situated in Canada; and

(d) Hold throughout the year real properties situated in Canada, cash, and debt or other obligations of Governments in Canada (including Crown corporations) with a total fair market value that is not less than 75% of the trust's equity value.

For these purposes, "real property situated in Canada" will include securities issued by any entity that itself satisfies the above conditions. A REIT can thus hold its Canadian real properties either directly or through intermediary entities. "Real property situated in Canada" will not, however, include any depreciable property the capital cost allowance rate for which is greater than 5%.

Non-portfolio properties will include certain investments in a "subject entity". The main kinds of subject entity will be corporations resident in Canada, trusts resident in Canada, and partnerships that meet one or more residence-like criteria. Non-resident corporations and trusts, and partnerships that otherwise would not meet this definition, may also be subject entities if their principal source of income is in Canada.

A trust's interest in a subject entity will be a non-portfolio property if that investment meets either (or both) of the following tests:

(a) The trust holds a significant portion of the subject entity's value: The trust holds securities of the entity that have a total fair market value that is greater than 10 percent of the entity's "equity value". For this purpose an entity's equity value is the fair market value of all of the issued and outstanding shares or interests in the entity; and

(b) Most of the trust's value is attributable to the subject entity: The trust holds securities of the entity that, together with all of the securities that the trust holds of entities affiliated with the entity, have a total fair market value that is greater than 50 percent of the equity value of the trust itself.

REMUNERATION OF TRUSTEES

A person who is employed by and receives a salary from Alexis Nihon does not receive any remuneration from Alexis Nihon for serving as a trustee of Alexis Nihon. Trustees of Alexis Nihon who are not so employed receive remuneration in the amount of $20,000 per annum and an additional $1,000 for each meeting of the board of trustees of Alexis Nihon attended by the trustee in person and $500 for each meeting attended by phone. In all cases, trustees of Alexis Nihon are entitled to reimbursement from Alexis Nihon of their out-of-pocket expenses incurred in acting as a trustee. The Chairman of the board of trustees of Alexis Nihon and the Chairman of each of its committees, other than the Chairman of the audit committee, will receive additional remuneration from Alexis Nihon in the amount of $2,000 per year. The Chairman of the audit committee of Alexis Nihon receives additional remuneration from Alexis Nihon in the amount of $5,000 per year. Robert A. Nihon has waived all remuneration he would otherwise be entitled to in his capacity as trustee, Chairman of board of trustees of Alexis Nihon or Chairman of any of its committees and will be reimbursed exclusively for out-of-pocket expenses in connection with such functions.

Pursuant to a resolution of the board of trustees of Alexis Nihon, each of the members of the transaction committee of Alexis Nihon will receive an additional fee in the amount of $25,000 in respect of the duties performed by them as members of the transaction committee in connection with the Combination, except for Gérard A. Limoges, who, in his capacity as Chairman of the transaction committee of Alexis Nihon, will receive an additional fee of $50,000. These fees are due and payable irrespective of the conclusion of the Combination and are in no way incumbent upon its success.

The Contract of Trust provides that at all relevant times, it is intended that at least one trustee of Alexis Nihon will not be, directly or indirectly, an Alexis Nihon Unitholder or a person who holds an option to acquire Alexis Nihon Units. Consequently, Thomas J. Leathong has agreed that he will not, directly or indirectly, hold any Alexis Nihon Units or options to acquire Alexis Nihon Units.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

Compensation paid for the former President and Chief Executive Officer of Alexis Nihon, the Executive Vice-President and Chief Operating Officer, the Senior Vice-President and Chief Financial Officer as well as each of its two other most highly compensated current senior executives (the "Named Executive Officers") is summarized in the following table.

NAME AND POSITION	ANNUAL COMPENSATION				LONG TERM COMPENSATION		
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Options Granted	Options Exercised	Other Compensation ($)
Paul J. Massicotte former President and Chief Executive Officer[1]	2005 2004 2003	150,000.00 169,277.82 249,999.88	84,564 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	56,376[5] Nil Nil
Guy Charron, Executive Vice President and Chief Operating Officer	2005 2004[2] 2003	201,743.11 43,124.03 Nil	15,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,000[5] Nil Nil
René Fortin, Senior Vice President and Chief Financial Officer	2005 2004 2003	132,672.00 130,047.09 128,929.21	24,804 30,000 13,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	16,536[5] Nil Nil
David de Santis Senior Vice President, Acquisitions and Development	2005 2004 2003	138,124.32 130,047.09 130,006.04	23,751 20,000 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,834[5] Nil Nil
Anne-Marie Dubois Vice President, Office and Industrial Leasing	2005 2004 2003	162,054.36[3] 127,853.17[3] 5,776.19[4]	4,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,000[5] Nil Nil

NOTES:

(1) Senator Paul J. Massicotte resigned as President and Chief Executive Officer of Alexis Nihon on December 6, 2006.

(2) This amount represents the salary paid to Mr. Charron from October 1, 2004 to December 31, 2004.

(3) Ms. Dubois received $53,353.57 in commission for the year ended December 31, 2005 and $27,806.18 for the year ended December 31, 2004, which amounts are included in her salary for the purposes of this table.

(4) This amount represents the salary paid to Ms. Dubois from December 1, 2003 to December 31, 2003.

(5) 40% of the overall bonus of Named Executive Officers took the form of grant of Alexis Nihon Units under Alexis Nihon's unit bonus plan. See "Alexis Nihon Unit Bonus Plan". The amounts in this column represent the value of Alexis Nihon Units granted to each Named Executive Officer under such plan for the year ended December 31, 2005. The Named Executive Officers will become entitled to such Alexis Nihon Units and the income from distributions paid on such Alexis Nihon Units over a three-year vesting period of continuous employment. The first date on which one-third of these Units vested was January 31, 2006.

Salaries for Alexis Nihon's officers are based on salaries paid by other comparable Canadian real estate entities for positions similar in magnitude, scope and complexity.

EMPLOYMENT AGREEMENTS

On December 20, 2002, Alexis Nihon Management (Canada) Inc., a wholly-owned subsidiary of Alexis Nihon, entered into an employment agreement with Senator Paul J. Massicotte, Alexis Nihon's former President and Chief Executive Officer. The obligations of Alexis Nihon Management (Canada) Inc. under the employment agreement were guaranteed by Alexis Nihon. Senator Paul J. Massicotte resigned as trustee and Chief Executive Officer of Alexis Nihon on December 6, 2006. On January 15, 2007, Alexis Nihon received a demand letter from counsel to Senator Paul J. Massicotte, the former President and Chief Executive Officer of Alexis Nihon, requesting by January 18, 2007: (i) payment of an amount of $455,000 for bonuses that are now claimed to be payable to Senator Massicotte, and (ii) an undertaking to pay Senator Massicotte an amount of $1,200,000 as severance and compensation payment in the event of a change of control of Alexis Nihon. As of the date of this Information Circular, no proceedings have been instituted by Senator Massicotte against Alexis Nihon on these matters. It is still Alexis Nihon's view, based on advice of legal counsel, that, as a result of his resignation on December 6, 2006, no payment is owed under the employment agreement or any Alexis Nihon compensation plan to Senator Massicotte.

On September 23, 2004, Alexis Nihon entered into an employment agreement with Guy Charron, Alexis Nihon's Executive Vice President and Chief Operating Officer. The employment agreement provides that if Alexis Nihon terminates Mr. Charron's employment "without cause", Alexis Nihon will pay Mr. Charron an amount equal to his salary (including bonuses) for twelve months, based on his average salary for the last three years (or effective period of employment if less than three years), plus a month of salary (including bonuses) for each complete year of employment, up to a maximum of 18 months. The employment agreement also provides that if Mr. Charron resigns following a change of control of Alexis Nihon, Alexis Nihon will pay Mr. Charron an amount equal to this salary (including bonuses) for eighteen months, based on his average salary for the last three years (or the effective period of employment if less than three years). It is anticipated that Guy Charron will continue as Chief Operating Officer of the combined REIT.

On November 28, 2006, Alexis Nihon's human resources and compensation committee granted to each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin a right to receive a severance payment in the event that his/her employment with Alexis Nihon, its successors or assigns is terminated (other than with cause) within one year of the closing of an acquisition of all the issued and outstanding Alexis Nihon Units or of all or substantially all of its assets or of any similar transaction with respect to Alexis Nihon. Such severance payment shall be equal to one year of total remuneration (salary, bonus and commissions). Based on these senior officers' base salary, bonus and averaged monthly commissions for the last twelve months, the severance payment for each of David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin is estimated at approximately $230,912, $197,037, $104,286, $200,423, $116,811 and $109,418, respectively. The amount of the severance payment may be increased by Alexis Nihon depending on the level of responsibilities, length of service and other applicable criteria. Each of these senior officers beneficially owns or exercises control or direction over less than 1% of the outstanding Alexis Nihon Units.

On the same date, Alexis Nihon's human resources and compensation committee has also granted to each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin a retention bonus in the event of the successful completion of the Combination, provided that he/she is still employed by Alexis Nihon, its successors or assigns, 60 days after the closing of the Combination. The retention bonus will be an amount equal to 3 months of base salary and average commissions, if any. Based on these senior officers' base salary and average monthly commissions for the last twelve months, the retention bonus for each of Guy Charron, David De Santis, René Fortin, Wally Commisso, Anne-Marie Dubois, Céline Fournier and Roger Turpin is estimated at approximately $58,225, $41,250, $37,500, $22,500, $47,400, $28,225 and $23,750, respectively. Each of these senior officers beneficially owns or exercises control or direction over less than 1% of the outstanding Alexis Nihon Units. Additional retention bonuses for an aggregate amount of $250,000 have been authorized by the human resources and compensation committee and shall be allocated by any of the board of trustees of Alexis Nihon, its human resources and compensation committee or its transaction committee in their sole discretion.

ALEXIS NIHON TRUSTEES' AND OFFICERS' LIABILITY INSURANCE

Alexis Nihon purchased insurance, which covers Alexis Nihon trustees' and officers' liability for a maximum of $10,000,000 for a period of one year expiring on October 18, 2007. The annual premium of $59,950 was paid entirely by Alexis Nihon and has not been allocated among the insured. There is no deductible for claims under this insurance policy by Alexis Nihon Trustees and officers of Alexis Nihon and a $250,000 deductible for claims by Alexis Nihon. To date, no claim has ever been presented or paid under such policy.

Under the Combination Agreement, Cominar covenanted and agreed that all rights to indemnification or exculpation in favour of the current and former trustees, directors and officers of Alexis Nihon and its subsidiaries provided in the Contract of Trust, articles, by-laws or other constituting documents thereof (but only to the same extent that such rights are currently provided by Cominar or its subsidiaries in favour of its current and former trustees, directors and officers) and any trustees, directors' and officers' insurance now existing in favour of the trustees, directors or officers of Alexis Nihon or any subsidiary shall survive the closing of the Combination (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternate provider) for a period of not less than six years from the closing date of the Combination.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

For the financial year ended December 31, 2005, the human resources and compensation committee of Alexis Nihon (the "Committee") consisted of Richard Guay (Chairman), Gérard A. Limoges and Robert A. Nihon.

Mandate of the Human Resources and Compensation Committee

This Committee is entrusted with examining and developing general compensation guidelines for the trustees and senior officers of Alexis Nihon, including specifically reviewing the performance and determining (as authorized by the board of trustees of Alexis Nihon) the compensation of the President and Chief Executive Officer and Executive Vice-President and Chief Operating Officer of Alexis Nihon. The Committee may also make recommendations to the board of trustees of Alexis Nihon and, where applicable, to other committees of the board with regard to the granting of options pursuant to the Alexis Nihon Unit Option Plan (as defined below). Terms of compensation may include four components: base salary, short-term incentive bonuses, options to purchase Alexis Nihon Units granted pursuant to the Alexis Nihon Unit Option Plan and participation in the Alexis Nihon Long Term Incentive Plan (as defined below) and the Alexis Nihon Employee Unit Purchase Plan (as defined below).

Base Salary

Base salaries are established at levels that are meant to be competitive with other comparable Canadian real estate entities for positions similar in magnitude, scope and complexity. Base salaries are determined following an assessment of past performance, experience and level of responsibility. Base salaries are reviewed annually.

Short-Term Incentives

In any given year, Alexis Nihon may pay short-term incentive bonuses based on the results and achievements of certain targeted objectives of Alexis Nihon.

Alexis Nihon Unit Option Plan

Participation in the option plan of Alexis Nihon providing for the grant of options to acquire Alexis Nihon Units dated December 20, 2002 (the "Alexis Nihon Unit Option Plan") is restricted to the trustees, directors, officers and employees of Alexis Nihon, its wholly-owned subsidiaries, as well as trustees, officers and employees of certain trusts of which Alexis Nihon is, directly or indirectly, the beneficiary (each, an "Eligible Person"), all as resolved by the Committee or the trustees of Alexis Nihon. Options have a maximum term of ten years. The maximum number of Alexis Nihon Units reserved for issuance pursuant to the Alexis Nihon Unit Option Plan is 2,535,180 Alexis Nihon Units (approximately 9.1% of the outstanding Alexis Nihon Units as at January 23, 2007). Grants of options under the Alexis Nihon Unit Option Plan are made by the Committee or the board of trustees of Alexis Nihon. To date, no options have been granted under the Alexis Nihon Unit Option Plan.

The aggregate number of Alexis Nihon Units reserved for issuance at any time to any one optionee shall not exceed five percent (5%) of the number of Alexis Nihon Units outstanding on a non-diluted basis at such time, less the total of all Alexis Nihon Units reserved for issuance to such optionee pursuant to any other unit compensation arrangement of Alexis Nihon. The aggregate number of Alexis Nihon Units issuable (or, reserved for issuance) to insiders of Alexis Nihon under the Alexis Nihon Unit Option Plan or any other unit compensation arrangement, cannot at any time exceed ten percent (10%) of the issued and outstanding Alexis Nihon Units. The aggregate number of Alexis Nihon Units issued to insiders under the Alexis Nihon Unit Option Plan or any other unit compensation arrangement, within a one-year period, cannot exceed ten percent (10%) of the issued and outstanding Alexis Nihon Units.

The trustees of Alexis Nihon shall determine the number of Alexis Nihon Units subject to each option, the exercise price of each option, the expiration date of each option, the vesting period for each option and any other terms and conditions relating to each option. Subject to adjustment pursuant to anti-dilution provisions, the exercise price of any option shall in no circumstances be lower than the Market Price at the date of the grant of the option. For the purposes of the foregoing, "Market Price" on any particular day means the market price for one Alexis Nihon Unit and shall be calculated by reference to the reported closing sale price for the Alexis Nihon Units on the TSX on the last trading day before the day on which the option is granted, or, if no sale is reported on that day on such exchange, the reported closing sale price for the Alexis Nihon Units on the secondary exchange designated by the trustees of Alexis Nihon on the last trading day before the day on which the option is granted, or, if no sale is reported on any securities exchange on that day, the "Market Price" shall be deemed to be the volume weighted average trading price for the Alexis Nihon Units for the five days preceding the date of grant during which the Alexis Nihon Units were traded on such securities exchange on which such Alexis Nihon Units are listed. An option or interest therein is personal to each optionee and is non-assignable other than by will or the law of succession (or to certain corporations controlled by the individual or family trusts, subject to the approval of the trustees of Alexis Nihon), nor shall an option be hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

An option, and all rights to purchase Alexis Nihon Units pursuant thereto, shall expire and terminate immediately upon the optionee ceasing to be an Eligible Person. The trustees of Alexis Nihon may, in their entire discretion, at the time of the granting of options under the Alexis Nihon Unit Option Plan, determine the provisions relating to expiration of an option upon the bankruptcy, death, retirement or termination of employment, position or engagement with Alexis Nihon or any subsidiary of an optionee while holding an option which has not been fully exercised, provided, however, that upon the termination of an optionee's employment, position or engagement with Alexis Nihon otherwise than by reason of death, any option or unexercised part thereof granted to such optionee may be exercised by him for that number of Alexis Nihon Units only which he was entitled to acquire under the option at the time of such termination or cessation and provided further that such option shall in no event expire later than the earlier of: (i) one (1) year following the optionee's employment, position or engagement being terminated or ceased; and (ii) the expiry date of such option.

If an optionee shall die holding an option which has not been fully exercised, his personal representatives, heirs or legatees may, at any time following the grant of probate of the will or letters of administration of the estate of the deceased and prior to the period of time provided under the terms of the written option agreement, instrument or certificate between Alexis Nihon and the optionee for exercise of an option upon the death of the optionee, exercise the option with respect to the unexercised balance of the Alexis Nihon Units subject to the option, but only to the same extent to which the deceased could have exercised the option immediately before the date of such death provided that such option shall in no event expire later than: (i) three years following the optionee's death; and (ii) the expiry date of such option.

Furthermore, at the time an optionee ceases to be an Eligible Person for any reason, the trustees of Alexis Nihon shall have the right, in their sole discretion, to extend the period of time over which any option is exercisable, provided, however, that if such period of time exceeds the maximum period of time described above, such extension shall be subject to any required consent or approval of any securities exchange or other governmental or regulatory body.

In the event Alexis Nihon proposes to consolidate, merge or amalgamate with any other trust or entity (other than a wholly-owned entity) or to distribute all of its assets or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Alexis Nihon Units or any part thereof shall be made to all or substantially all Alexis Nihon Unitholders, including a take-over bid (collectively, an "Acceleration Event"), the trustees of Alexis Nihon may, in their sole discretion, give notice in writing to each optionee advising such optionee that all options (whether vested or unvested) may be exercised in whole or in part by the optionees, upon the conditions determined by the trustees of Alexis Nihon in their sole discretion, and any options not so exercised shall automatically expire, provided, however, that, if the Acceleration Event is not completed, the optioned Alexis Nihon Units issued pursuant to the exercise of options in accordance with this provision shall be returned by the optionee to Alexis Nihon and reinstated as authorized unissued Alexis Nihon Units and the initial terms of the options hereof shall apply again to such options. In the event of the sale by Alexis Nihon of all or substantially all of the assets of Alexis Nihon as an entirety or substantially as an entirety so that Alexis Nihon shall cease to operate as an active business, any outstanding option may be exercised as to all or any part of the Alexis Nihon Units subject to options in respect of which the optionee would have been entitled to exercise the option in accordance with the provisions of the Alexis Nihon Unit Option Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is 30 days following the date of completion of such sale; and (ii) the close of business on the expiration date of the option; but the optionee shall not be entitled to exercise the option with respect to any other Alexis Nihon Units subject to options. Subject to the rules of the TSX or other governmental or regulatory body, the trustees of Alexis Nihon may, by resolution, advance the date on which any option may be exercised or extend the expiration date of any option; provided, however, (i) that an extension of the term of an option benefiting an insider of Alexis Nihon requires the approval of the Alexis Nihon

Unitholders and (ii) that the period during which an option is exercisable does not exceed 10 years from the date the option is granted.

The trustees of Alexis Nihon may, subject to the prior approval of, or acceptance by, the TSX and any other governmental or regulatory body, amend or discontinue the Alexis Nihon Unit Option Plan at any time; provided, however, that no such amendment may increase the maximum number of Alexis Nihon Units that may be optioned under the Alexis Nihon Unit Option Plan, change the manner of determining the minimum exercise price or, without the consent of the optionee, materially and adversely affect any option previously granted to an optionee, except to the extent required by law. Notwithstanding the foregoing, should changes be required to the Alexis Nihon Unit Option Plan by any securities exchange or other governmental or regulatory body of any jurisdiction to which the Alexis Nihon Unit Option Plan or Alexis Nihon now is or hereafter becomes subject, such changes shall be made to the Alexis Nihon Unit Option Plan as are necessary to conform with such requirements and, if such changes are approved by the trustees of Alexis Nihon, the Alexis Nihon Unit Option Plan, as amended, shall be filed with the records of Alexis Nihon and shall remain in full force and effect in its amended form as of and from the date of its adoption by the trustees of Alexis Nihon. In such event, all outstanding options shall be automatically amended to the extent required to respect the terms and provisions of the Alexis Nihon Unit Option Plan as so amended.

Alexis Nihon may not issue any Alexis Nihon Units pursuant to the exercise of any option if the issuance of any such Alexis Nihon Units would result in a contravention of the limitation to a maximum of forty-nine percent (49%) of the ownership of Alexis Nihon Units by persons who are non-residents of Canada for the purposes of the Tac Act as set forth in the Contract of Trust. In the case of the exercise of any option which would result in Alexis Nihon Units being issued in contravention of such limitation, Alexis Nihon shall send to the optionee, within 10 days of receipt of a notice of exercise of an option, a notice to the effect that Alexis Nihon is unable to issue Alexis Nihon Units to the optionee due to such limitation and, in such circumstances, the optionee will be deemed never to have sent such notice of exercise or to have exercised any such options.

On December 3, 2006, in compliance with the terms of the Combination Agreement, the board of trustees of Alexis Nihon suspended the effects of the Alexis Nihon Unit Option Plan.

Alexis Nihon Employee Unit Purchase Plan

Alexis Nihon has established the plan providing for the purchase of Alexis Nihon Units on behalf of employees of Alexis Nihon (direct or indirect) on March 1, 2004 (the "Alexis Nihon Employee Unit Purchase Plan") for its permanent full-time or permanent part-time employees and those of its subsidiaries. Under the Alexis Nihon Employee Unit Purchase Plan, participants contribute, through payroll deductions, from 2% to 5% of their annual salary towards the purchase of Alexis Nihon Units. These Alexis Nihon Units are purchased on the open market. Provided certain conditions are met, Alexis Nihon will contribute an additional amount which may reach, but will not exceed, 50% of the annual contribution made by each participant payable over a period of five years.

On November 28, 2006, subject to the execution of the Combination Agreement, the Committee suspended the effects of the Alexis Nihon Employee Unit Purchase Plan.

Alexis Nihon Long Term Incentive Plan

Alexis Nihon has adopted long term incentive plan for the trustees and officers of Alexis Nihon bearing an effective date of March 31, 2005 (the "Alexis Nihon Long Term Incentive Plan") which provides for the grant of Alexis Nihon Units to key executives and any other employees designated by the trustees of Alexis Nihon, up to a maximum of 40% of their overall bonus. Annually, Alexis Nihon contributes the amount of the bonus to be rendered under the Alexis Nihon Long Term Incentive Plan to the trust administering the Alexis Nihon Long Term Incentive Plan, which in turn purchases Alexis Nihon Units on the open market. The employees become entitled to the Alexis Nihon Units and the income from the distribution over a three-year vesting period of continuous employment.

On December 3, 2006, in compliance with the terms of the Combination Agreement, the board of trustees of Alexis Nihon suspended the effects of the Alexis Nihon Long Term Incentive Plan. The Alexis Nihon Long Term Incentive Plan provides for the acceleration of unvested Alexis Nihon Units upon a change of control of Alexis Nihon.

The members of the Committee, whose names are set out below, have approved the issue of the foregoing report and its inclusion in this Information Circular.

Richard Guay
Gérard A. Limoges
Robert A. Nihon

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table indicates the number of Alexis Nihon Units to be issued upon the exercise of outstanding options, warrants and rights, the weighted average exercise price of such outstanding option, warrants and rights and the number of Alexis Nihon Units remaining for future issuance under the Alexis Nihon Unit Option Plan.

Plan Category	Number of Alexis Nihon Units to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Alexis Nihon Units remaining available for future issuance under the Alexis Nihon Unit Option Plan (excluding Alexis Nihon Units reflected in the first column)
Equity compensation plans approved by securityholders	0	N/A	0
Equity compensation plans not approved by securityholders	0	N/A	2,535,180
Total	0	N/A	2,535,180

PERFORMANCE GRAPH

The Alexis Nihon Units began trading at the opening of business on December 20, 2002 on the TSX (AN.UN).

The following graph compares, as at the end of each quarter up to December 31, 2005, the cumulative total shareholder return on $100 invested on December 31, 2002 in Alexis Nihon Units with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.



CUMULATIVE TOTAL RETURN FOR THE PERIOD OF DECEMBER, 2002 THROUGH DECEMBER, 2005
$190
$170
$150
$130
$110
$90
Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05
Alexis Nihon - Units
S&P/TSX Composite Index

48

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

In order to provide Alexis Nihon Unitholders with stable, predictable revenues in respect of certain vacant spaces expected to be leased in the near term, A.N. Commerce Inc. entered into a head lease (the "AN Head Lease") with Alexis Nihon. The AN Head Lease has a term of ten years from December 20, 2002 and currently applies to approximately 39,056 square feet of leasable area of the properties transferred to Alexis Nihon on the date of its initial public offering (the "IPO") at specified market rental rates.

Once a tenant is found for the designated space, the AN Head Lease will be permanently retired in respect of such space and A.N. Commerce Inc. will no longer have the obligation to pay rent with respect to such space, provided that: (i) the credit quality of the tenant is similar to that of tenants that are typical for such space or normally acceptable to a landlord for such space; (ii) the term of the lease is at least five years, unless a shorter term would be typical for such space or would normally be acceptable to a landlord for such space; and (iii) the tenant has occupied the premises and has commenced rental payment under its lease. In the financial year ended December 31, 2005, tenants were found for an aggregate of 22,863 square feet of leasable area of such designated spaces, which applied to 64,197 square feet in 2005.

Services have been provided in the past, on an invoice basis, by Alexis Nihon Management (Canada) Inc., a subsidiary of Alexis Nihon, to entities controlled by Robert A. Nihon and Senator Paul J. Massicotte under employee services agreements dated December 20, 2002. The total value of services provided under these agreements for the nine-month period ended September 30, 2006 was approximately $175,000.

A subsidiary of Alexis Nihon was selected in a bid process by Attractions Hippiques Québec Inc. and related entities controlled by Senator Paul. J. Massicotte, for construction work to be done on the premises owned by such entities. No construction work has been provided by such subsidiary, there is no commitment of Alexis Nihon, any subsidiary of Alexis Nihon or any successor thereof to provide such services in the future and the subsidiary of Alexis Nihon has notified Attractions Hippiques Québec Inc. that it would not be providing any services to it.

Under the terms of a purchase agreement entered into at the time of the IPO pursuant to which the properties forming the original portfolio of Alexis Nihon were sold to it, certain entities controlled by Robert A. Nihon and/or Paul J. Massicotte are responsible for the cost of environmental remediation work at one property owned by Alexis Nihon. The current remaining cost of such remediation is approximately $800,000.

Apart from the information provided in this Information Circular or in the unaudited consolidated financial statements of Alexis Nihon for the period ended September 30, 2006, Alexis Nihon has no knowledge of any material interest of an informed person, a trustee or of a member of management, current or proposed, in any transaction, or in a proposed transaction, that could or would materially affect Alexis Nihon.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Alexis Nihon filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) the annual information form of Alexis Nihon dated March 29, 2006;

(b) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon;

(c) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006;

(d) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005;

(e) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006; and

(f) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange), December 8, 2006 (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as a trustee and as Chief Executive Officer of Alexis Nihon) and January 22, 2007 (relating to the adoption of a unitholder rights plan).

The following documents of Cominar filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) the annual information form of Cominar dated March 31, 2006;

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar;

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006;

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005;

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006; and

(f) the material change reports of Cominar dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 29, 2006 (relating to the mailing of the Cash Offer and the Cominar Circular).

Copies of the documents incorporated herein by reference which pertain to Alexis Nihon may be obtained on request without charge from the Secretary of Alexis Nihon at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8 (telephone: (514) 931-2591). Copies of the documents incorporated herein by reference which pertain to Cominar may be obtained on request without charge from the Secretary of Cominar at 455 du Marais Street, Quebec City, Québec G1M 3A2 (telephone: (418) 681-8151).

Any material change reports (except confidential material change reports), financial statements and information circulars filed by Cominar or Alexis Nihon after the date of this Information Circular and before the date of the Meeting are deemed to be incorporated by reference in this Information Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

APPROVAL OF THE TRUSTEES

The contents and the distribution of this Information Circular have been approved by the trustees of Alexis Nihon.

ADDITIONAL INFORMATION

Financial information is provided in Alexis Nihon's audited financial statements and management's discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to Alexis Nihon are available on SEDAR at www.sedar.com.

DATED at Montreal, Québec, the 26th day of January, 2007.

BY ORDER OF THE BOARD OF TRUSTEES,

(signed) Roger Turpin, Secretary

AUDITORS' CONSENT

We have read the Notice of Special Meeting and Information Circular of Unitholders (the "Circular") of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon"), dated January 26, 2007, relating to the proposed exchange transaction and the other transactions contemplated in the Combination Agreement between Alexis Nihon and Cominar Real Estate Investment Trust ("Cominar"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of Cominar on the consolidated balance sheets of Cominar as at December 31, 2005 and 2004, and the consolidated statements of unitholders' equity, income and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated January 27, 2006 (except as to note 19 which is as of January 30, 2006).

(signed) Ernst & Young LLP
CHARTERED ACCOUNTANTS

Quebec City, Canada
January 26, 2007

AUDITORS' CONSENT

We have read the Notice of Special Meeting and Information Circular (the "Circular") of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon"), dated January 26, 2007, relating to the proposed exchange transaction and the other transactions contemplated in the Combination Agreement between Alexis Nihon and Cominar Real Estate Investment Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Unitholders of Alexis Nihon on the consolidated balance sheets of Alexis Nihon as at December 31, 2005 and 2004 and the consolidated statements of unitholder's equity, of income, and cash flows, for each of the years ended December 31, 2005 and 2004. Our report is dated February 3, 2006.

(signed) RSM Richter LLP
CHARTERED ACCOUNTANTS

Montreal, Québec
January 26, 2007

CONSENT OF COUNSEL

To: The trustees of Alexis Nihon Real Estate Investment Trust

WE HEREBY CONSENT to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Information Circular dated January 26, 2007.

DATED at Montreal, Québec this 26th day of January, 2007.

(signed) Fasken Martineau DuMoulin LLP

SCHEDULE "A"
FORM OF EXCHANGE RESOLUTION

RESOLUTION:

1. The transactions (the "Combination") contemplated in the Combination Agreement with Cominar Real Estate Investment Trust ("Cominar") dated December 3, 2006 (as it may be or may have been modified or amended) (the "Combination Agreement") are approved.

2. The contract of trust governing the affairs of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") made as of October 18, 2002, as amended and restated as of December 13, 2002 and as of May 15, 2006, as amended, supplemented or restated from time to time (the "Contract of Trust") be and it is hereby amended effective immediately prior to the Closing Time (as defined in the Combination Agreement) in order to permit the Pre-Exchange Unit Redemption (as defined in the Combination Agreement), which will result in the redemption and/or reteraction of units of Alexis Nihon ("Alexis Nihon Units") by Alexis Nihon in consideration of $18.50 per Alexis Nihon Unit) and the subsequent redemption and/or retraction of the Alexis Nihon Units (whereby the Alexis Nihon Units are transferred to Alexis Nihon) in exchange for units of Cominar ("Cominar Units") as contemplated by the Exchange (as defined in the Combination Agreement) and as otherwise may be necessary in order to give effect to all of the terms of the Combination.

3. The Contract of Trust be and it is hereby amended effective immediately prior to Closing Time (as defined in the Combination Agreement) in order to permit capital gains and taxable capital gains realized by Alexis Nihon to be allocated to Alexis Nihon Unitholders who are redeemed for cash pursuant to Pre-Exchange Unit Redemption and to make any and all designations under the *Income Tax Act* (Canada) (and any equivalent provisions under a provincial tax statute) in respect of same.

4. The investment and operating policies set forth in Article 5 of the Contract of Trust and any and all other provisions of the Contract of Trust as may be required be and they are waived, solely in connection with any and all transactions forming part of the Combination, including, without limitation, the cash offer of Cominar (as it may be or may have been varied and/or extended), the Pre-Exchange Unit Redemption, the Exchange, the acquisition of the Alexis Nihon Assets (as defined in the Combination Agreement) and the financing of such acquisition, including, without limitation, any required borrowing by Alexis Nihon.

5. The Contract of Trust be and it is hereby further amended as may be necessary or rexpedient to carry out all of the terms of the Combination.

6. Any officer or trustee of Alexis Nihon is authorized to execute and deliver all documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

7. Notwithstanding that this resolution has been passed by the Alexis Nihon Unitholders, the trustees are authorized without further notice to or approval of the Alexis Nihon Unitholders: (i) to amend the Combination Agreement to the extent permitted by the Combination Agreement; and (ii) not to proceed with the Combination in accordance with the Combination Agreement.

SCHEDULE "B"
CIBC WORLD MARKETS INC. FAIRNESS OPINION

CIBC World Markets

CIBC WORLD MARKETS INC.
BCE Place,
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2S8

January 24, 2007

The Members of the Transaction Committee of the Board of Trustees and
the Board of Trustees
of Alexis Nihon Real Estate Investment Trust
3400 De Maisonneuve Boulevard West,
Suite 1010
Montreal, PQ H3Z 3B8

To the Trustees:

CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT" or the "Trust") is proposing to enter into an amending agreement, to be dated the date hereof (the "Second Amending Agreement"), with respect to the combination agreement dated December 3, 2006 (the "Combination Agreement"), as amended by the amending agreement dated December 20, 2006 (the "First Amending Agreement" together with the Combination Agreement and the Second Amending Agreement, the "Amended Combination Agreement") made between Cominar Real Estate Investment Trust ("Cominar REIT") and the Trust. Pursuant to the Amended Combination Agreement:

(a) Cominar REIT will make, or cause a direct or indirect wholly-owned subsidiary of Cominar REIT to make, an offer (the "Offer") to the holders (each, a "Unitholder") of all of the outstanding trust units of Alexis Nihon REIT (the "Alexis Nihon Units") on the basis of $18.50 in cash (the "Offer Consideration") per Alexis Nihon Unit, subject to pro-ration as described below;

(b) immediately following the taking up and payment for Alexis Nihon Units under the Offer by Cominar REIT, Cominar REIT will acquire from Alexis Nihon REIT all or substantially all of its property, assets and undertaking in consideration for (the "Asset Acquisition Consideration") the assumption by Cominar REIT of all of the liabilities of Alexis Nihon REIT and the issuance to Alexis Nihon REIT of an aggregate number of trust units ("Cominar Units") of Cominar REIT (the "Payment Units") on the basis of 0.77 of a Cominar Unit per Alexis Nihon Unit (the "Exchange Ratio"), subject to pro-ration as described below; and

(c) Alexis Nihon REIT will cause all of the outstanding Alexis Nihon Units (except, if necessary, such number of Alexis Nihon Units then held by Cominar REIT as shall be determined jointly by Cominar REIT and Alexis Nihon REIT, each acting reasonably, provided that in no event shall less than substantially all of the Alexis Nihon Units be redeemed or retracted) to be redeemed or retracted in exchange for the distribution, on a pro rata basis, to all Unitholders (including Cominar REIT as a result of the acceptance of the Offer) of all of the Payment Units.

The maximum amount of cash available under the Offer to Unitholders will be limited to $138.75 million and, if more than such amount is elected under the Offer, then such cash amount will be pro-rated. There will be an aggregate maximum number of 17,284,777 Cominar Units that will be available under the Exchange Transaction (as defined below) and, if more than such number is elected under the Exchange Transaction, then following completion of the Offer but prior to commencement of the Exchange Transaction, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar REIT or an affiliate or subsidiary of Cominar REIT following the take-up and payment of and for Alexis Nihon Units tendered under the Offer) will be redeemed on a pro rata basis by Alexis Nihon REIT (and thus transferred to Alexis Nihon REIT) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Offer.

In this letter, the transactions described in clauses (b) and (c) are referred to collectively as the "Exchange Transaction", the Exchange Transaction and the Offer are referred to collectively as the "Proposed Transaction" and the Offer Consideration and the Asset Acquisition Consideration are referred to collectively as the "Consideration".

Cominar REIT's obligation to take up and pay for any Alexis Nihon Units tendered in acceptance of the Offer will be subject to certain conditions as set out in the Amended Combination Agreement.

Engagement of CIBC World Markets

By letter agreement dated November 22, 2006 (the "Engagement Agreement"), Alexis Nihon REIT retained CIBC World Markets to act as a financial advisor to Alexis Nihon REIT and its Trustees in connection with the Offer and any alternative transaction. Pursuant to the Engagement Agreement, Alexis Nihon REIT has requested that we prepare and deliver to its Trustees our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered to Unitholders pursuant to the Proposed Transaction.

CIBC World Markets will be paid a fee for rendering the Opinion and will be paid an additional fee contingent upon completion of the Proposed Transaction or any alternative transaction. The Trust has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated January 24, 2007 of the waiver, by Cominar REIT, of certain provisions of the Amended Combination Agreement, including provisions relating to the granting of access to material non-public information to and participation in discussions with certain third parties by the Trust in connection with a potential Acquisition Proposal (as such term is defined in the Amended Combination Agreement);

ii) a draft dated January 24, 2007 of the Second Amending Agreement;

iii) the First Amending Agreement;

iv) the Combination Agreement;

v) the lock-up agreement dated December 3, 2006 between Cominar REIT, Robert Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Limited;

vi) the annual report and audited financial statements of Alexis Nihon REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

vii) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Alexis Nihon REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

viii) Alexis Nihon REIT's annual information form dated March 29, 2006;

ix) the management information circular of Alexis Nihon REIT dated March 2, 2006 relating to the annual meeting of Unitholders held on May 15, 2006;

x) 2007 budget and 2006 forecast results for each property and other related property level information for Alexis Nihon REIT;

xi) Alexis Nihon REIT's contract of trust dated October 18, 2002 as amended and restated on May 15, 2006;

xii) certain internal financial, operational, business and other information concerning Alexis Nihon REIT that was prepared or provided by the management of Alexis Nihon REIT, including internal operating and financial budgets and projections prepared by Alexis Nihon REIT's management;

xiii) the annual report and audited financial statements of Cominar REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

xiv) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Cominar REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

xv) Cominar REIT's annual information form dated March 30, 2006;

xvi) the management information circular of Cominar REIT dated March 23, 2006 relating to the annual meeting of Unitholders held on May 10, 2006;

xvii) certain reports prepared by Altus Helyar regarding properties of Cominar REIT;

xviii) Cominar REIT's contract of trust dated March 31, 1998 as amended and restated on May 11, 2004;

xix) certain internal financial, operational, business and other information concerning Cominar REIT that was prepared or provided by the management of Cominar REIT;

xx) site visits of certain properties of Alexis Nihon REIT and Cominar REIT in February 2006;

xxi) trading statistics and selected financial information of Alexis Nihon REIT, Cominar REIT, other selected public entities and comparable acquisition transactions considered by us to be relevant;

xxii) various reports published by equity research analysts and industry sources regarding Alexis Nihon REIT, Cominar REIT and other publicly-traded entities, to the extent deemed relevant by us;

xxiii) certificates addressed to us, dated as of the date hereof, from two senior officers of Alexis Nihon REIT as to the completeness and accuracy of the respective information provided to us by them; and

xxiv) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Alexis Nihon REIT regarding Alexis Nihon REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with members of the senior management of Cominar REIT regarding Cominar REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with Fasken Martineau Dumoulin LLP, legal counsel to Alexis Nihon REIT, Davies Ward Phillips & Vineberg LLP, legal counsel to Cominar REIT and National Bank Financial, financial advisor to Cominar REIT regarding the Proposed Transaction, the Amended Combination Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Alexis Nihon REIT, Cominar REIT or their respective affiliates or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met with the independent auditors of Alexis Nihon REIT or Cominar REIT and we have relied upon and assumed the accuracy and fair presentation of Alexis Nihon REIT's and Cominar REIT's audited financial statements and the reports of the auditors thereon.

With respect to historical financial data, operating and financial forecasts and budgets provided to us concerning Alexis Nihon REIT and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Alexis Nihon REIT having regard to its respective business, plans, financial condition and prospects. In the case of Cominar REIT, certain financial forecasts were prepared by CIBC World Markets which were reviewed and discussed with senior management of Cominar REIT and were based on certain budgets provided to us by Cominar REIT. We have assumed (subject to the exercise of our professional judgment) that those budgets have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Cominar REIT having regard to its respective business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Amended Combination Agreement are correct as of the date hereof, that the Proposed Transaction will be completed substantially in accordance with the terms of the Amended Combination Agreement and all applicable laws, that Cominar REIT's take-over bid circular relating to the Offer will disclose all material facts relating to the Offer and otherwise complies with applicable legal requirements and that Alexis Nihon REIT's trustees circular relating to the Offer and management information circular relating to the Exchange Transaction will satisfy all applicable legal requirements.

Alexis Nihon REIT has represented to us, in a certificate of two senior officers of Alexis Nihon REIT, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Alexis Nihon REIT, including the written information and discussions concerning Alexis Nihon REIT referred to above under the heading "Scope of Review" (collectively, the "Alexis Nihon Information"), are complete and correct at the date Alexis Nihon REIT Information was provided to us and that, since that date there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT or any of its subsidiaries and no material change has occurred in the Alexis Nihon REIT Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Except as expressly noted above under the heading "Scope of Review", we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Alexis Nihon REIT as they are reflected in Alexis Nihon Information, of Cominar REIT as they are reflected in the information, data and other materials provided to us by or on behalf of Cominar REIT or otherwise obtained by us from public sources, and as they were represented to us in our discussions with management of Alexis Nihon REIT and Cominar REIT, respectively. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion has been provided to the Members of the Transaction Committee of the Board of Trustees of Alexis Nihon REIT and the Board of Trustees of Alexis Nihon REIT for their exclusive use only in considering the Proposed Transaction and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to whether to tender Alexis Nihon Units to the Offer, on how to vote at the special meeting of Unitholders to consider the Exchange Transaction, or as an opinion concerning the trading price or value of the Cominar Units following the announcement or completion of the Proposed Transaction.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

Based upon and subject to the foregoing and such other matters as we have considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the Unitholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Unitholders.

Yours very truly,

CIBC World Markets Inc

SCHEDULE "C"
GLOSSARY OF TERMS

In this Information Circular, unless the subject matter or context is inconsistent herewith, the following terms shall have the following meanings:

"**Acceleration Event**" has the meaning given to it under "Report on Executive Compensation".

"**Acquisition Proposal**" means: (i) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Alexis Nihon or any subsidiary thereof (excluding a *bona fide* internal reorganization) by a person other than Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar); (ii) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of Alexis Nihon and its subsidiaries taken as a whole, whether in a single transaction or series of transactions to a person other than Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar); (iii) any sale or acquisition of 20% or more of Alexis Nihon's securities of any class or rights or interests therein or thereto or a single transaction or series of transactions; (iv) any similar business combination or transaction, of or involving Alexis Nihon and/or any subsidiary thereof, other than with Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar); (v) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Increased Cash Offer or the Combination; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Cominar (or any affiliate or subsidiary of Cominar or a person acting jointly or in concert with Cominar).

"**affiliate**" has the meaning that would be given to it in the Securities Act, if the word "company" were changed to "person" (as defined herein).

"**Alexis Nihon**" means Alexis Nihon Real Estate Investment Trust.

"**Alexis Nihon Assets**" means all the property, assets and undertaking of Alexis Nihon of whatsoever nature or kind, present and future, and wheresoever located, including any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Alexis Nihon (and including the shares or other equity interests, but excluding the assets, of its subsidiaries), except certain excluded assets agreed upon by Cominar and Alexis Nihon.

"**Alexis Nihon Convertible Debentures**" means the Series A 6.20% convertible unsecured subordinated debentures of Alexis Nihon due June 30, 2014.

"**Alexis Nihon Distribution Reinvestment Plan**" means the distribution reinvestment plan of Alexis Nihon providing for the purchase of additional Alexis Nihon Units with cash distributions bearing an effective date of December 20, 2002.

"**Alexis Nihon Employee Unit Purchase Plan**" means the plan providing for the purchase of Alexis Nihon Units on behalf of employees of Alexis Nihon (direct or indirect) adopted on March 1, 2004.

"**Alexis Nihon Indenture**" means the indenture made as of August 31, 2004 between Alexis Nihon and Computershare Trust Company of Canada, under which the Alexis Nihon Convertible Debentures were issued.

"**Alexis Nihon Representative**" means any officer, director or representative (including for greater certainty any investment banker, lawyer or accountant) of Alexis Nihon or any of its subsidiaries.

"**Alexis Nihon Unitholders**" means the registered or beneficial holders of the issued and outstanding Alexis Nihon Units.

"**Alexis Nihon Units**" means units in the capital of Alexis Nihon, as currently constituted.

"**Alexis Nihon Unit Option Plan**" means the option plan of Alexis Nihon providing for the grant of options to acquire Alexis Nihon Units dated December 20, 2002.

"**ARC**" means an advance ruling certificate issued by the Commissioner.

"**Cash Offer**" means the take-over bid made by Cominar to Alexis Nihon Unitholders on December 20, 2006.

"**CDS**" means CDS Clearing and Depository Services Inc..

"**Certificates**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations".

"**CIBC**" means CIBC World Markets Inc., the financial advisors to Alexis Nihon.

"**Closing**" means the completion of the Combination and other transactions contemplated by the Combination Agreement or otherwise to be completed in connection with the Combination.

"**Closing Date**" means the seventh business day after the approval of the Combination, or such other date as may be agreed in writing by Cominar and Alexis Nihon, acting reasonably.

"**Combination**" means, collectively, the Increased Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, contemplated by the Combination Agreement.

"**Combination Agreement**" means the combination agreement between Alexis Nihon and Cominar dated December 3, 2006, as amended on December 20, 2006 and on January 24, 2007, concerning, among other things, the Combination, as it may be further amended from time to time. The Combination Agreement (including the amending agreements) has been filed on Sedar (www.sedar.com) by each of Cominar and Alexis Nihon.

"**Cominar**" means Cominar Real Estate Investment Trust.

"**Cominar Acquisition Proposal**" means any *bona fide* written or publicly announced proposal or offer made by any person other than Alexis Nihon (or any affiliate or subsidiary of Alexis Nihon or any person acting jointly and/or in concert with Alexis Nihon or any affiliate or subsidiary of Alexis Nihon) with respect to any merger, amalgamation, business combination, liquidation, dissolution, recapitalization, take-over, exchange, issuer bid or otherwise, amendment to Cominar's contract of trust, extraordinary distribution, purchase of all or any material assets of (or any lease having the same economic effect as a sale of material assets), purchase or issuance as consideration of equity of, or similar transaction involving Cominar or its subsidiaries or affiliates, excluding the Combination.

"**Cominar Circular**" means the take-over bid circular of Cominar dated December 20, 2006 accompanying the Cash Offer.

"**Cominar Distribution Reinvestment Plan**" or "**DRIP**" means the distribution reinvestment plan of Cominar for the purchase of additional Cominar Units with cash distributions bearing an effective date of May 21, 1998, as amended on March 27, 2001, July 11, 2005 and May 23, 2006.

"**Cominar Unitholders**" means the registered or beneficial holders of the issued and outstanding Cominar Units.

"**Cominar Unit Option Plan**" means the option plan of Cominar providing for the grant of options to acquire Cominar Units as amended, supplemented, or restated from time to time.

"**Cominar Units**" means units in the capital of Cominar, as currently constituted.

"**Commissioner**" means the Commissioner of Competition appointed under the Competition Act.

"**Committee**" has the meaning given to it under "Report on Executive Compensation".

"**Competition Act**" means the *Competition Act* (Canada), as amended.

"**CRA**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations" in the Alexis Nihon Information Circular, as the case may be.

"**Depositary**" means Computershare Investor Services Inc.

"**Distributable Income**" corresponds to net income established in accordance with GAAP, excluding depreciation of income properties, amortization of above-market leases, compensation costs related to unit options, deferred rentals and gains or losses on sale of income properties.

"**Eligible Person**" has the meaning given to it under "Report on Executive Compensation".

"**Encumbrances**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing.

"**Exchange**" means the Exchange as described under "The Combination".

"**Exchange Ratio**" means 0.77, or such higher number as Cominar may determine, subject to adjustment as provided for in the Combination Agreement and/or by amendment of the Increased Cash Offer.

"**Exchange Resolution**" means the special resolution of the Alexis Nihon Unitholders, in respect of the Pre-Exchange Unit Redemption, the Exchange and related matters, in the form and content of Schedule "A" attached hereto (subject to any variations agreed to by Cominar and Alexis Nihon in writing).

"**Expansion Guidelines**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations".

"**Fairness Opinion**" means the written fairness opinion dated January 24, 2007 of CIBC World Markets Inc. and delivered to the transaction committee and the board of trustees of Alexis Nihon in connection with the consideration offered to Alexis Nihon Unitholders under the Combination, a copy of which is attached as Schedule "B" attached hereto.

"**Fasken**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations".

"**Fidelity**" means Fidelity Management Trust Company and certain other affiliates and associates.

"**GAAP**" means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, applied consistently.

"**Grandfathered SIFTs**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations".

"**Head Lease**" has the meaning give to it under "Interest of Informed Persons in Material Transactions and Matters to be Acted Upon".

"**Increased Cash Offer**" means the take-over bid made by Cominar to Alexis Nihon Unitholders as varied on January 26, 2007.

"**Intermediary**" has the meaning given to under "Non-Registered Alexis Nihon Unitholders".

"**IPO**" means the initial public offering of Alexis Nihon Units on December 20, 2002.

"**January 29 Circular**" means the information circular of Alexis Nihon dated December 20, 2006 mailed to the Alexis Nihon Unitholders in connection with the special meeting of Alexis Nihon Unitholders that was to be held on January 29, 2007.

"**Lock-up Agreement**" means the lock-up agreement entered into between Cominar and Robert A. Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd and Pillar Investments Limited, on December 3, 2006.

"**Massicotte Family**" means, collectively: (i) Senator Paul J. Massicotte; (ii) the descendants of Senator Paul J. Massicotte, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Senator Paul J. Massicotte (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

"**Material Adverse Change**" means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries, and/or any change with respect to the Québec or Canadian real estate business or the laws specifically affecting such business or with respect to Canadian or international financial markets generally, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries. Notwithstanding the foregoing, an event (i) relating to the economy or the financial or securities markets or political conditions in general or (ii) affecting the industry in which Alexis Nihon or Cominar (as applicable) operates in general and not specifically related to or having a materially disproportionate effect on Alexis Nihon or Cominar, as the case may be, shall not constitute a Material Adverse Change with respect to Alexis Nihon or Cominar, as the case may be.

"**Material Adverse Effect**" means any effect (including the effect of any change with respect to the Québec or Canadian real estate business or the laws specifically affecting Cominar's or Alexis Nihon's business, as applicable, or with respect to Canadian or international financial markets generally) that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alexis Nihon or Cominar, as applicable, taken as a whole with its subsidiaries.

"**Meeting**" means the special meeting of the Alexis Nihon Unitholders, including any adjournment or postponement thereof contemplated by the Combination Agreement or otherwise approved by Cominar, to be held on February 22, 2007 at 10:00 a.m. (Montreal time) in Montreal to consider the Exchange Resolution.

"**Meeting Materials**" has the meaning given to it under "Non-Registered Alexis Nihon Unitholders".

"**Named Executive Officers**" has the meaning give to it under "Statement of Executive Compensation".

"**Nihon Family**" means, collectively: (i) Robert A. Nihon; (ii) the descendants of Robert A. Nihon, whether biological or by adoption and the spouse or common law spouse (or the equivalent thereof) of Robert A. Nihon; (iii) all trusts established primarily for the benefit of any of the persons listed in (i) or (ii) above; (iv) other persons, the majority of the economic interest of which is held by a combination of the foregoing; and (v) the executors or administrators of the persons mentioned in (i) or (ii) above and the trustees of the trusts mentioned in (iii) above.

"**No-Action Letter**" has the meaning given to it under "Regulatory Matters".

"**Non-Registered Alexis Nihon Unitholder**" has the meaning given to it under "Non-Registered Alexis Nihon Unitholders".

"**Notice of Change**" means the Notice of Change dated January 26, 2007 to the Trustees' Circular.

"**Notice of Variation and Extension**" means the Notice of Variation and Extension dated January 26, 2007 to the Cominar Circular.

"**Outside Date**" has the meaning given to it under "Combination Agreement".

"**person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, patrimony by appropriation, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted.

"**Pre-Exchange Unit Redemption**" means the redemption of Alexis Nihon Units to take place prior to the Exchange as described under "The Combination".

"**Proposed Amendments**" means all specific proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof.

"**Record Date**" has the meaning given to it under "Voting at Meeting and Quorum".

"**Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of governmental entities, as set out in Schedule B to the Combination Agreement.

"**REIT Exception**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations".

"**Securities Act**" means the *Securities Act* (Québec), as amended.

"**SIFT Proposals**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations".

"**subsidiary**" means: (i) a corporation more than 50% of the voting power of the outstanding voting shares of which is owned, directly or indirectly, by Alexis Nihon or Cominar, as the case may be, or by one or more other subsidiaries, or by Alexis Nihon or Cominar, as the case may be, and one or more other subsidiaries; or (ii) any other person (other than a company or corporation) in which Alexis Nihon or Cominar, as the case may be, or one or more other subsidiaries, directly or indirectly, has at least a majority ownership or of which it is the principal beneficiary, and of which Alexis Nihon or Cominar, as the case may be, and/or one or more subsidiaries has, directly or indirectly, the power to direct the policies, management and affairs.

"**Superior Proposal**" means an unsolicited, bona fide Acquisition Proposal (other than the exercise of a right of first refusal, pre-emptive right, right of first offer or other similar right by any person) made by a third party to

Alexis Nihon in writing after December 3, 2006: (i) to purchase or otherwise acquire, directly or indirectly, by means of a take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up or similar transaction, all of the Alexis Nihon Units; (ii) that is made available to all Alexis Nihon Unitholders; (iii) that is likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iv) in respect of which any required financing to complete such Acquisition Proposal has been or is likely to be obtained; and (v) that would, taking into account all of the terms and conditions of such Acquisition Proposal and its consequences to the Alexis Nihon Unitholders, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to Alexis Nihon Unitholders from a financial point of view than the Increased Cash Offer and Combination.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Termination Fee**" means a sum equal to $12,500,000.

"**Third Party Consents**" and "**Cominar Third Party Consents**" means those consents, waivers, confirmations and other approvals of third parties to the transactions contemplated under the Combination Agreement.

"**Trustees' Circular**" means the trustees' circular of the Alexis Nihon Board dated December 20, 2006, sent by Alexis Nihon concurrently herewith to the Alexis Nihon Unitholders in connection with the Cash Offer.

"**TSX**" means the Toronto Stock Exchange.

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions and the states of the United States.

COMINAR PRO FORMA FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements

Cominar Real Estate Investment Trust

Unaudited – See Compilation Report
September 30, 2006

COMPILATION REPORT ON THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of
Cominar Real Estate Investment Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Cominar Real Estate Investment Trust ("Cominar REIT") as at September 30, 2006 and the unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1. Compared the figures in the columns captioned "Cominar REIT" to the unaudited consolidated financial statements of Cominar REIT as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Cominar REIT for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Alexis Nihon REIT" to the unaudited consolidated financial statements of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT") as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Alexis Nihon REIT for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Cominar REIT who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with National Instrument 51-102 Continuous Disclosure Obligations.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma consolidated financial statements comply as to form in all material respects with National Instrument 51-102 Continuous Disclosure Obligations.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Cominar REIT" and "Alexis Nihon REIT" as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Québec City, Canada
January 26, 2007

Chartered Accountants

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2006

Unaudited – See the Compilation Report
[in thousands of dollars]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 3	Pro forma consolidated $
ASSETS					
Income properties	688,040	697,397	(23,058)	1(a)	
			(7,074)	2	
			267,085	4	1,622,390
Intangible assets	—	38,167	(38,167)	3	
			7,074	2	
			87,283	5	94,357
Properties under development	17,685	—	—		17,685
Land held for future development	6,590	964	—		7,554
Deferred expenses and other assets	31,731	25,232	20,753	1(a)	
			(23,809)	3	
			(15,603)	1(b)	38,304
Prepaid expenses	7,496	—	7,585	1(b)	15,081
Accounts receivable	14,003	—	2,305	1(a)	
			8,018	1(b)	24,326
Due from companies under common control of certain trustees of the REIT	—	412	—		412
	765,545	762,172	292,392		1,820,109
LIABILITIES AND UNITHOLDERS' EQUITY					
Liabilities					
Mortgages payable	273,966	401,339	(1,992)	1(c)	
			3,103	8	676,416
Convertible debentures	48,181	53,571	20,971	6	
			(17,795)	9	104,928
Bank indebtedness	47,499	57,063	151,750	7	256,312
Intangible liabilities	—	2,606	(2,606)	3	—
Accounts payable and accrued liabilities	20,615	18,351	1,992	1(c)	40,958
Distributions payable to unitholders	3,581	2,086	—		5,667
	393,842	535,016	155,423		1,084,281
Unitholders' equity	371,703	227,156	17,795	9	
			(227,156)	10	
			346,330	10	735,828
	765,545	762,172	292,392		1,820,109

See accompanying notes to the pro forma consolidated financial statements

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2005

Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 4	Pro forma consolidated $
Operating revenues					
Rental revenue from income properties	122,104	121,496	782	2	244,382
Operating expenses	48,022	58,666	—		106,688
Operating income before the under noted	74,082	62,830	782		137,694
Interest on borrowings	21,079	26,413	14,325	4	
			(218)	5	
			(655)	3	
			(1,615)	6	59,329
Depreciation of income properties and amortization of intangible assets	14,766	15,220	16,870	1	
			8,458	7	55,314
Amortization of deferred expenses and other assets	5,648	10,856	(2,212)	3	
			(8,458)	7	5,834
Internalization of construction management company	—	1,613	—		1,613
	41,493	54,102	26,495		122,090
Operating income from real estate assets	32,589	8,728	(25,713)		15,604
Trust administrative expenses	1,757	2,600	—		4,357
Other revenues	238	—	—		238
Net income from continuing operations	31,070	6,128	(25,713)		11,485
Net income from discontinued operations	257	—	—		257
Net income	31,327	6,128	(25,713)		11,742
Basic net income per unit	0.961	0.239		8	0.251
Diluted net income per unit	0.946	0.239		8	0.248

See accompanying notes to the pro forma consolidated financial statements

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Nine-months ended September 30, 2006

Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 5	Pro forma consolidated $
Operating revenues					
Rental revenue from income properties	98,664	102,371	587	2	201,622
Operating expenses	39,205	47,767	—		86,972
Operating income before the under noted	59,459	54,604	587		114,650
Interest on borrowings	16,626	22,613	10,744	4	
			(164)	5	
			(501)	3	
			(1,211)	6	48,107
Depreciation of income properties and amortization of intangible assets	12,088	12,285	12,652	1	
			7,765	7	44,790
Amortization of deferred expenses and other assets	5,136	10,266	(2,365)	3	
			(7,765)	7	5,272
	33,850	45,164	19,155		98,169
Operating income from real estate assets	25,609	9,440	(18,568)		16,481
Trust administration expenses	1,628	1,945	—		3,573
Other revenues	201	—	—		201
Unusual item	554	—	—		554
Net income	23,628	7,495	(18,568)		12,555
Basic net income per unit	0.701	0.290		8	0.262
Diluted net income per unit	0.691	0.290		8	0.260

See accompanying notes to the pro forma consolidated financial statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

1. BASIS OF PRESENTATION

On January 24, 2007, Cominar Real Estate Investment Trust ("Cominar REIT") announced the modification of the cash component of its original offer made on December 22, 2006 (the "Offer") to the unitholders of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT") to acquire trust units of Alexis Nihon REIT. Cominar REIT will acquire all or substantially all of the assets of Alexis Nihon REIT in an exchange for units of Cominar REIT (the "exchange") under a combination agreement dated December 3, 2006 (subsequently amended on December 20, 2006 and on January 24, 2007) ("the Combination Agreement").

Cominar REIT is an unincorporated closed-end real estate investment trust created pursuant to a Contract of Trust on March 31, 1998 under the laws of the Province of Québec. Cominar REIT is authorized to issue an unlimited number of units of a single class. The units represent a unitholder's proportionate and undivided ownership interest in Cominar REIT. Each unit confers the right to one vote at any meeting of unitholders and the right to participate equally and ratably in any distributions.

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income of Cominar REIT have been prepared by management in accordance with National Instrument 51-102 Continuous Disclosure Obligations using information derived from the unaudited consolidated financial statements of Cominar REIT and the unaudited consolidated financial statements of Alexis Nihon REIT as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Cominar REIT and Alexis Nihon REIT for the fiscal year ended December 31, 2005, respectively.

The accounting policies used in preparing the pro forma consolidated financial statements are in accordance with those disclosed in the audited financial statements of Cominar REIT.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transactions in the Cominar Real Estate Investment Trust Circular ("the Circular") and the audited financial statements of Cominar REIT and Alexis Nihon REIT including the accompanying notes.

The unaudited pro forma consolidated financial statements of Cominar REIT are not necessarily indicative of the results or financial position that actually would have been achieved if the transactions and assumptions reflected herein had actually occurred on the dates indicated or the results or financial position of Cominar REIT that may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies or savings with respect to general and administrative costs, if any, expected to result from the combination of Cominar REIT and Alexis Nihon REIT.

[in thousands of dollars except per unit amounts]

1. BASIS OF PRESENTATION [Cont'd]

The purchase price and the purchase price allocation are based on preliminary estimates including estimates of fair values as at the date of the preparation of these unaudited pro forma consolidated financial statements and do not necessarily reflect values that will be used at the time the combination of Cominar REIT and Alexis Nihon REIT is effected and the Closing Date occurs, and accordingly, are subject to material change. In addition, the number of units of Alexis Nihon REIT acquired as set out in the purchase equation is based on the number of units outstanding on September 30, 2006. This number of units doesn't reflect the number of Alexis Nihon REIT Units that will be outstanding and acquired as part of the transaction due to the convertible debentures converted after September 30, 2006.

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Pursuant to "the cash Offer" as modified by a notice of variation and extension dated January 26, 2007 and as contemplated by an amendment to the Combination Agreement on January 24, 2007, Cominar REIT offers to purchase from all of the Alexis Nihon REIT Unitholders, including Alexis Nihon REIT Unitholders upon the conversion of the Alexis Nihon REIT Convertible Debentures, for $18.50 cash per Alexis Nihon REIT Unit, Alexis Nihon REIT Units to a maximum of $138,750 in the aggregate. In the event more than such amount is elected under the Offer, then the cash payable to each former Alexis Nihon REIT Unitholder will be pro-rated according to the number of Alexis Nihon REIT Units deposited by each such former Alexis Nihon REIT Unitholder divided by the total number of Alexis Nihon REIT Units deposited pursuant to the Offer, with the balance to be paid in Cominar REIT Units. Following the Offer, Cominar REIT intends to buy all or substantially all of Alexis Nihon REIT's assets in consideration for the issuance by Cominar REIT to Alexis Nihon REIT of Cominar REIT Units (the "Exchange") on the basis of an exchange ratio of 0.77 of a Cominar REIT Unit (subject to adjustment) for each issued and outstanding Alexis Nihon REIT Unit and the assumption by Cominar REIT of all of Alexis Nihon REIT's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon REIT Units (except for certain Alexis Nihon REIT Units to be held by Cominar REIT upon completion of the Offer) will then be redeemed or retracted by Alexis Nihon REIT whereby such Alexis Nihon REIT Units will be transferred to Alexis Nihon REIT in exchange for Cominar REIT Units in accordance with the Exchange Ratio. There is a maximum of 17,284,777 Cominar REIT Units available under the Exchange (taking into account 3,102,564 units as at September 30, 2006 to be issued on the potential conversion of all Alexis Nihon REIT Convertible Debentures). From October 1st, 2006 to January 24, 2007, a total of 1,380,238 units have been issued under the conversion of 24,468 convertible debentures. No adjustment has been

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

considered to reflect these conversions in the pro forma consolidated financial statements. If more than 17,284,777 Cominar REIT Units are elected under the Exchange then, following completion of the Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon REIT Units (other than Alexis Nihon REIT Units held by Cominar REIT) will be redeemed on a pro rata basis by Alexis Nihon REIT (and thus transferred to Alexis Nihon REIT) to the extent of the difference between $138,750 and the actual amount of cash used to pay for Alexis Nihon REIT Units under the Offer.

For pro forma financial statements purposes, Cominar REIT Units to be issued will be allocated a value of $24.42 per unit, i.e. the average closing price for Cominar REIT Units on the Toronto Stock Exchange ("TSX") on the five trading days preceding January 24, 2007, the date the modified offer was announced, and it is assumed that 14,182,213 Cominar REIT Units will be issued (and that none of the Convertible Debentures are converted) and the maximum amount of cash of $138,750 will be used.

The transaction will be accounted for using the purchase method. The unaudited pro forma consolidated financial statements contained herein reflect the transaction based on the assumption that all Alexis Nihon REIT units are acquired under the transaction.

The following table summarizes the details and assumptions regarding the purchase price:

	2006 $
Acquisition of Alexis Nihon REIT	
Fair value of Cominar REIT units issued	
[14,182,213 units issued at $24.42 per unit]	**346,330**
Cash consideration	**138,750**
Estimated closing costs	**13,000**
	498,080

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

The following table summarizes the purchase price allocation, based on the estimated fair value of assets and liabilities:

	2006 **$**
ASSETS	
Income properties	**941,424**
Intangible assets	**87,283**
Land held for future development	**964**
Deferred expenses and other assets	**6,573**
Prepaid expenses	**7,585**
Accounts receivable	**10,323**
Due from companies under common control of certain trustees of the REIT	**412**
	1,054,564
LIABILITIES	
Mortgages payable	**402,450**
Convertible debentures	**74,542**
Bank indebtedness	**57,063**
Accounts payable and accrued liabilities	**20,343**
Distributions payable to unitholders	**2,086**
	556,484
Net asset acquired	**498,080**

For convertible debentures converted prior to the transaction date, the effect will be to decrease the amount allocated to convertible debentures and to increase the amount of the adjustment to unitholders' equity.

The unaudited pro forma consolidated balance sheet of Cominar REIT as at September 30, 2006 has been prepared using information drawn from the unaudited consolidated balance sheets of Cominar REIT and Alexis Nihon REIT as at September 30, 2006, as if the transactions outlined herein had occurred on September 30, 2006.

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

The unaudited pro forma consolidated statement of income of Cominar REIT for the year ended December 31, 2005 has been prepared using information drawn from the audited consolidated statements of income of Cominar REIT and Alexis Nihon REIT for the year ended December 31, 2005, as if the transactions outlined herein had occurred on January 1, 2005.

The unaudited pro forma consolidated statement of income of Cominar REIT for the nine months ended September 30, 2006 has been prepared using information drawn from the unaudited consolidated statements of income of Cominar REIT and Alexis Nihon REIT for the nine months ended September 30, 2006 as if the transactions outlined herein had occurred on January 1, 2006.

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006

The unaudited pro forma consolidated balance sheet includes the following adjustments:

1. Certain Alexis Nihon REIT figures in the interim financial statements as at September 30, 2006 have been reclassified to conform to the presentation adopted by Cominar REIT.

   (a) Reclassification of assets recognized from Income properties to:

	$
Deferred expenses and other assets	**20,753**
Accounts receivable	**2,305**
	23,058

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

(b) Reclassification of assets recognized from Deferred expenses and other assets to:

	$
Accounts receivable	**8,018**
Prepaid expenses	**7,585**
	15,603

(c) Reclassification of accrued interest from Mortgages payable to Accounts payable and accrued liabilities.

2. One Cominar REIT figure in the interim financial statements as at September 30, 2006 has been reclassified:

	$
Reclassification of assets recognized from Income properties to Intangible assets	**7,074**

3. All the historical costs of Alexis Nihon REIT related to the intangible assets and to the deferred rental expenses such as leasehold improvement and other costs, including tenant inducements and leasing commissions, as well as the deferred expenses related to securing financing have been eliminated.

4. Adjustment to Alexis Nihon REIT Income properties to present them at their estimated fair value on the acquisition date. The adjustment represents the appreciation relating to the identifiable tangible assets, i.e. the buildings and land.

5. Adjustment to Alexis Nihon REIT Intangible assets to present them at their estimated fair value on the acquisition date. The adjustment is recognized in accordance with the Abstracts of the discussions of the Emerging Issues Committee EIC-137 and EIC-140 of the Canadian Institute of Chartered Accountants that require Cominar REIT to separately recognize the fair market values of the intangible assets represented by the purchase price in respect of the existing operating leases and client relationships.

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

6. Adjustment related to the discount of "Convertible Debentures" to present them at their estimated fair value on the acquisition date. The fair value of the Convertible Debentures has been estimated based on the current market rate for debt securities with similar terms and maturities. The discount is amortized over the remaining term.

7. Cominar REIT has entered into a commitment letter (the "Financing Commitment") with a Canadian Chartered bank (the "Lender") for credit facilities (the "Credit Facilities") to fund the cash consideration and related costs required in connection with the transaction.

   Amounts outstanding under the Credit Facilities will bear interest at varying rates depending upon, among other things, the facility and timing. Amounts may be advanced, at the election of the borrower, as either: (i) prime rate advances at interest rates varying between the prime rate plus 0.25% to 5.5%; or (ii) bankers' acceptances utilizations at varying rates equal to the applicable bankers' acceptances rate plus 1.75% to 6.5%. Principal amounts outstanding under the Credit Facilities may be repaid or prepaid at any time without penalty or bonus, subject to normal breakage costs.

   Certain of the Credit Facilities will be secured and will contain covenants, events of default and other terms customary for credit facilities of this nature, including certain restrictions on the disposition of Cominar REIT properties, the further incurring of liens on its property, assets and undertakings and on the incurring of additional indebtedness.

   The Credit Facilities include conditions precedent to the financing covenants which are typical in real estate financings, such as the quantity of security, the provision of customary legal opinions and the obtaining of all required consents. There is no due diligence condition precedent.

   It is assumed that the total amount of $150,000 [bearing interest at 9.4% as at January 24, 2007, based on the Cominar REIT's current credit rating] of a twelve-month unsecured non-revolving bridge facility forming part of the Credit Facilities will be used. The outstanding amount of $1,750 will be used from cash on hand and existing credit facilities.

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

8. Adjustment related to the discount of the Mortgages payable to present them at their estimated fair value on the acquisition date. The fair value of the mortgages payable has been estimated based on current market rates for mortgages with similar terms and maturities. The discounts are amortized over the remaining term of the respective mortgages.

9. Adjustment to present the equity component of the Alexis Nihon REIT Convertible Debentures totalling $17,795 under the Unitholders' equity.

10. Adjustment to eliminate the Alexis Nihon REIT equity and to present the value allocated to Cominar REIT units issued as consideration to the acquisition.

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005

The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 includes the following adjustments:

1. The depreciation of income properties and amortization of intangible assets have been adjusted based on the estimated additional values allocated on the acquisition date as follows:

	$	
Depreciation of buildings	5,743	Straight-line over 40 years
Amortization of intangible assets	11,127	Straight-line over the estimated term of the respective leases
	16,870	

[in thousands of dollars except per unit amounts]

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 [Cont'd]

2. Adjustment to reflect the additional amortization related to below-market leases, calculated according to the estimated remaining terms of the respective leases.

3. Elimination of the historical amortization of Alexis Nihon REIT related to deferred leasing costs of $2,212 and deferred financing costs of $655 which are written off.

4. Interest [9.4% as at January 24, 2007, based on the Cominar REIT's current credit rating] on additional borrowings of $151,750 are based on interest rate varying between prime rate plus 2.5% to prime rate plus 5.5% or at the rate of bankers' acceptances plus 3.5% to 6.5%. For the requirements of the pro forma financial statements, the prime rate amounted to 6.0%, i.e. the rate in effect as at January 24, 2007 and the rate of bankers' acceptances was set at 4.3%, i.e. 1.70% less than the prime rate, on average.

   It is intended that borrowings of $150,000 under the unsecured non-revolving bridge facility will be refinanced with fixed mortgage financing secured by various Cominar REIT properties or other securities some time subsequent to the Closing Date.

5. Amortization of the discount accounted for on recognition of Alexis Nihon REIT Convertible Debentures at their fair market value on the acquisition date.

6. Amortization of the discount accounted for on recognition of Alexis Nihon REIT mortgages payable at their fair market value on the acquisition date.

7. Reclassification of the intangible assets amortization previously recorded under the Amortization of deferred expenses and other assets to the Depreciation of income properties and amortization of intangible assets.

8. Per unit calculations are based on the weighted average number of units outstanding for the period. The calculation of per unit information on a diluted basis considers the potential exercise of outstanding unit options of Cominar REIT to the extent each unit option is dilutive. The weighted average number of units has been adjusted to reflect the number of Cominar REIT units to be issued [see note 2]. The potential issuance of units under Convertible Debentures has an anti-dulitive effect on the calculation of diluted net income per unit.

[in thousands of dollars except per unit amounts]

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 [Cont'd]

The following table provides a summary:

	Cominar REIT as at December 31, 2005	Pro forma adjustments	Pro forma consolidated
Weighted average number of units outstanding-basic	32,585,028	14,182,213	46,767,241
Effect of dilutive unit options	526,294	—	526,294
Weighted average number of units outstanding-diluted	33,111,322	14,182,213	47,293,535

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2006 includes the following adjustments:

1. The depreciation of income properties and amortization of intangible assets have been adjusted based on the estimated additional values allocated on the acquisition date as follows:

	$	
Depreciation of buildings	**4,307**	Straight-line over 40 years
Amortization of intangible assets	**8,345**	Straight-line over the estimated term of the respective leases
	12,652	

2. Adjustment to reflect the additional amortization related to below-market leases, calculated according to the estimated remaining terms of the respective leases.

[in thousands of dollars except per unit amounts]

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 [Cont'd]

3. Elimination of the historical amortization of Alexis Nihon REIT related to deferred leasing costs of $2,365 and deferred financing costs of $501 which are written off.

4. Interest [9.4% as at January 24, 2007, based on the Cominar REIT's current credit rating] on additional borrowings of $151,750 are based on interest rate varying between prime rate plus 2.5% to prime rate plus 5.5% or at the rate of bankers' acceptances plus 3.5% to 6.5%. For the requirements of the pro forma financial statements, the prime rate amounted to 6.0%, i.e. the rate in effect as at January 24, 2007 and the rate of bankers' acceptances was set at 4.3%, i.e. 1.70% less than the prime rate, on average.

   It is intended that borrowings of $150,000 under the unsecured non-revolving bridge facility will be refinanced with fixed mortgage financing secured by various Cominar REIT properties or other securities some time subsequent to the Closing Date.

5. Amortization of the discount accounted for on recognition of Alexis Nihon REIT Convertible Debentures at their fair market value on the acquisition date.

6. Amortization of the discount accounted for on recognition of Alexis Nihon REIT mortgages payable at their fair market value on the acquisition date.

7. Reclassification of the intangible assets amortization previously recorded under the Amortization of deferred expenses and other assets to the Depreciation of income properties and amortization of intangible assets.

8. Per unit calculations are based on the weighted average number of units outstanding for the period. The calculation of per unit information on a diluted basis considers the potential exercise of outstanding unit options of Cominar REIT to the extent each unit option is dilutive. The weighted average number of units has been adjusted to reflect the number of Cominar REIT units to be issued [see note 2]. The potential issuance of units under Convertible Debentures has an anti-dulitive effect on the calculation of diluted net income.

[in thousands of dollars except per unit amounts]

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 [Cont'd]

The following table provides a summary:

	Cominar REIT as at September 30, 2006	Pro forma adjustments	Pro forma consolidated
Weighted average number of units outstanding-basic	33,699,511	14,182,213	47,881,724
Effect of dilutive unit options	497,118	—	497,118
Weighted average number of units outstanding-diluted	**34,196,629**	**14,182,213**	**48,378,842**

Alexis Nihon
REAL ESTATE INVESTMENT TRUST

January 26, 2007

Dear unitholder,

We are very pleased to provide you with the enclosed documentation in connection with the special meeting of unitholders of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") that will be held in the Ballroom West at the Le Centre Sheraton Montreal Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec, on February 22, 2007 at 10:00 a.m. (Montreal time).

As previously announced, Alexis Nihon has entered into a second amendment to the combination agreement with Cominar Real Estate Investment Trust ("Cominar") on January 24, 2007 to provide, among other things, for an increase in the consideration under the cash component of Cominar's offer from $17.00 to $18.50 per unit Alexis Nihon tendered. Under the terms of the increased cash offer, the maximum amount of cash available would be increased to $138.75 million, subject to pro-ration. In addition, the Cominar cash offer expiry time has been extended to 5:00 p.m. (Montreal time) on February 22, 2007.

Cominar's notice of variation and extension of the cash offer dated January 26, 2007 and Alexis Nihon's notice of change to trustees' circular dated January 26, 2007 have been mailed to unitholders of record of Alexis Nihon at the close of business on December 20, 2006 and are also available on SEDAR at www.sedar.com.

The increased cash offer forms an integral part of the transactions pursuant to which Cominar proposes to acquire units of Alexis Nihon and all or substantially all of the assets of Alexis Nihon (the "Combination"). Subject to pro-ration and the pre-exchange unit redemption, unitholders of Alexis Nihon have a choice between (i) accepting and tendering to the increased cash offer, and (ii) receiving units of Cominar under the exchange. A detailed description of the exchange transaction, the pro-ration and the pre-exchange redemption is contained in the accompanying information circular.

As previously announced, Alexis Nihon has cancelled its special meeting of unitholders scheduled for January 29, 2007 at 10:00 a.m. in light of Cominar's increased cash offer and has called this special meeting of unitholders to consider and, if deemed advisable, to adopt a special resolution (the "Exchange Resolution") approving, among other things, the Combination and the related amendments to Alexis Nihon's contract of trust.

*The trustees of Alexis Nihon unanimously recommend (with Robert A. Nihon abstaining) that all unitholders of Alexis Nihon vote **IN FAVOUR** of the Exchange Resolution and that those Alexis Nihon unitholders who wish to sell their units of Alexis Nihon for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should also accept and tender their units of Alexis Nihon units to Cominar's increased cash offer.*

All unitholders of Alexis Nihon who support the Combination (including Alexis Nihon unitholders who accept the increased cash offer) should indicate their approval of the Exchange Resolution by completing and returning the enclosed form of proxy instructing the proxyholder to vote their Alexis Nihon units in favour of the Exchange Resolution at the meeting. **Proxies already received for the special meeting that was to be held on January 29, 2007 are NOT valid for the meeting.**

Unitholders of Alexis Nihon that have already made an election and submitted a letter of transmittal in connection with the increased cash offer and the exchange may, if they so choose, modify their election by completing and returning the enclosed letter of transmittal printed on green paper (or the letter of transmittal enclosed with Cominar's notice of variation and extension and Alexis Nihon's notice of change to the trustees' circular dated January 26, 2007) by no later than February 22, 2007. If you have received more than one letter of transmittal printed on green paper, it is not necessary to complete it more than once in respect of any particular unitholder. If an Alexis Nihon unitholder has made a previous election and submitted a letter of transmittal printed on yellow paper, Cominar and Alexis Nihon will accept and honor such election if a new letter of transmittal is not received by February 22, 2007.

For more information on how to vote and accept the increased cash offer or elect to participate in the exchange, contact the Depositary at:

Computershare Investor Services Inc.
Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: 514-982-7888
e-mail: corporateactions@computershare.com.

We are very excited about this proposed business combination and look forward to seeing you at the meeting.

(s) Gérard A. Limoges
Chairman of the Transaction Committee
Alexis Nihon Real Estate Investment Trust

COMINAR

PRESS RELEASE

COMINAR MAILS NOTICE OF VARIATION AND EXTENSION RELATING TO ITS INCREASED CASH OFFER FOR ALEXIS NIHON UNITS

QUEBEC CITY, Québec – (January 29, 2007) – Cominar Real Estate Investment Trust ("COMINAR") (TSX:CUF.UN) announced today that COMINAR's notice of variation and extension of its cash take-over bid offer for units of Alexis Nihon Real Estate Investment Trust ("ALEXIS NIHON") has been mailed today to all holders of record of units of ALEXIS NIHON as at December 20, 2006.

As previously announced, COMINAR has increased the consideration under its cash offer from \$17.00 to \$18.50 per ALEXIS NIHON unit tendered, thereby also increasing the maximum amount of cash available under its offer from \$127.5 million to \$138.75 million, in the aggregate, subject to pro-ration. COMINAR has also extended the expiry time of the cash offer to 5:00 p.m. (Montreal time) on February 22, 2007. The ALEXIS NIHON special meeting of unitholders in connection with the transaction will take place at 10:00 a.m. (Montreal time) on February 22, 2007, to consider and, if deemed advisable, to adopt a special resolution (the "Exchange Resolution") approving, among other things, the transaction and the related amendments to ALEXIS NIHON's contract of trust.

The increased cash offer forms an integral part of the transactions pursuant to which COMINAR proposes to acquire units of ALEXIS NIHON and all or substantially all of the assets of ALEXIS NIHON (the "Combination").

The trustees of ALEXIS NIHON unanimously recommend (with Robert A. Nihon abstaining) that all unitholders of ALEXIS NIHON vote in favour of the Exchange Resolution and that those ALEXIS NIHON unitholders who wish to sell their units of ALEXIS NIHON for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should also accept and tender their units of ALEXIS NIHON to COMINAR's increased cash offer.

All unitholders of ALEXIS NIHON who support the Combination (including ALEXIS NIHON unitholders who accept the increased cash offer) should indicate their approval of the Exchange Resolution by completing and returning the form of proxy provided with the information circular to be mailed shortly by ALEXIS NIHON instructing the proxyholder to vote their ALEXIS NIHON units in favour of the Exchange Resolution at the meeting. Proxies already received for the special meeting that was to be held on January 29, 2007 are not valid for the meeting.

Unitholders of ALEXIS NIHON that have already made an election and submitted a letter of transmittal in connection with the increased cash offer and the exchange may, if they so choose, modify their election by completing and returning the letter of transmittal printed on green paper enclosed with COMINAR's notice of variation and extension and ALEXIS NIHON's notice of change to the trustees' circular dated January 26, 2007 by no later than February 22, 2007. A letter of transmittal will also be enclosed with ALEXIS NIHON's information circular for the February 22, 2007 special meeting. ALEXIS NIHON unitholders who have received more than one letter of transmittal printed on green paper do not need to complete more than once in respect of any particular unitholder. If an ALEXIS NIHON unitholder has made a previous election and submitted a letter of transmittal printed on yellow paper, COMINAR and

ALEXIS NIHON will accept and honor such election if a new letter of transmittal is not received by February 22, 2007.

Portfolio as at January 29, 2007

COMINAR is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the greater Montreal and Quebec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. COMINAR's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar Real Estate Investment Trust and its operations, strategy, financial performance and condition. These statements generally can be identified by use of forward looking words such as "may", "will", "expect", "estimate", "anticipate", "intends", "believe" or "continue" or the negative thereof or similar variations. The actual results and performance of Cominar Real Estate Investment Trust and the combined entity discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including that the transaction contemplated herein is completed. Some important factors that could cause actual results to differ materially from expectations, or could in certain circumstances result in a termination of the combination agreement, include, among other things, general economic and market factors, competition, changes in government regulation and the factors described under "Risk Factors" in the Cominar Real Estate Investment Trust annual information form and in the Cominar Real Estate Investment Trust circular mailed on December 22, 2006. The cautionary statements qualify all forward-looking statements attributable to Cominar Real Estate Investment Trust and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release and Cominar Real Estate Investment Trust has no obligation to update such statements.

- 30 -

For Further Information:

Media:
Véronique Arsenault, Morin Public Relations
(514) 289-8688 ext. 227 or (514) 923-9371

Mr. Michel Dallaire, P.Eng.
President and Chief Executive Officer, Cominar Real Estate Investment Trust
(418) 681-8151

The Depositary-Computershare Investor Services Inc.
Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: (514) 982-7888
e-mail: corporateactions@computershare.com.

Dealer Manager-National Bank Financial Inc.
The Exchange Tower

130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario, M5X 1J9
Telephone : (416) 869-6661
Facsimile: (416) 869-6540
E-mail: garvin.blair@nbfinancial.com

FPI Alexis Nihon REIT

ALEXIS NIHON REIT MAILS DOCUMENTATION FOR FEBRUARY 22 MEETING

Montréal, Québec – (January 30, 2007) – Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") (TSX: AN.UN) announced today that its Notice of Meeting and Information Circular for the special meeting of unitholders of Alexis Nihon to be held on February 22, 2007 has been mailed to all holders of record of units of Alexis Nihon as at January 25, 2007, being the record date for the meeting.

As previously announced, Alexis Nihon has entered into a second amendment to the combination agreement with Cominar Real Estate Investment Trust ("Cominar") on January 24, 2007 to provide, among other things, for an increase in the consideration under the cash component of Cominar's offer from $17.00 to $18.50 per unit Alexis Nihon tendered. Under the terms of the increased cash offer, the maximum amount of cash available would be increased to $138.75 million, subject to pro-ration. In addition, the Cominar cash offer expiry time has been extended to 5:00 p.m. (Montreal time) on February 22, 2007.

Cominar's notice of variation and extension of the cash offer dated January 26, 2007 and Alexis Nihon's notice of change to trustees' circular dated January 26, 2007 have also been mailed to unitholders of record of Alexis Nihon at the close of business on December 20, 2006.

The increased cash offer forms an integral part of the transactions pursuant to which Cominar proposes to acquire units of Alexis Nihon and all or substantially all of the assets of Alexis Nihon (the "Combination").

As previously announced, Alexis Nihon has cancelled its special meeting of unitholders scheduled for January 29, 2007 at 10:00 a.m. in light of Cominar's increased cash offer and has called the special meeting of unitholders to be held on February 22, 2007 to consider and, if deemed advisable, to adopt a special resolution (the "Exchange Resolution") approving, among other things, the Combination and the related amendments to Alexis Nihon's contract of trust.

The trustees of Alexis Nihon unanimously recommend (with Robert A. Nihon abstaining) that all unitholders of Alexis Nihon vote in favour of the Exchange Resolution and that those Alexis Nihon unitholders who wish to sell their units of Alexis Nihon for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should also accept and tender their units of Alexis Nihon units to Cominar's increased cash offer.

All unitholders of Alexis Nihon who support the Combination (including Alexis Nihon unitholders who accept the increased cash offer) should indicate their approval of the Exchange Resolution by completing and returning the form of proxy provided with the information circular mailed today instructing the proxyholder to vote their Alexis Nihon units in favour of the Exchange Resolution at the meeting. Proxies already received for the special meeting that was to be held on January 29, 2007 are not valid for the meeting.

Holders of 6.20% of Alexis Nihon convertible debentures due June 30, 2014, convertible at a conversion price of $13.65 per Alexis Nihon unit, are encouraged to convert their debentures and to participate in either the cash offer or the exchange component of the transaction and may contact the Depositary, Computershare Investor Services Inc., for more information in that regard. The documentation that was mailed to Alexis Nihon unitholders should also be mailed to the Alexis Nihon debentureholders shortly.

Forward-looking Statements

This document may contain forward-looking statements, relating to Alexis Nihon REIT's operations or to the environment in which it operates, which are based on Alexis Nihon REIT's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Alexis Nihon REIT's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. In addition, these forward-looking statements relate to the date on which they are made. Alexis Nihon REIT disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alexis Nihon REIT

The REIT currently owns interests in 65 office, retail, and industrial properties, including a 426-unit multi-family residential property, located in the greater Montreal area and the National Capital Region. The REIT's portfolio has an aggregate of 9.1 million square feet of leasable area, of which 0.4 million square feet is co-owned.

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For further information
Guy Charron, CA
Executive Vice President and Chief Operating Officer
(514) 931-2591 extension 308
guy.charron@alexisnihon.com

www.alexisnihon.com